Prospectus Supplement to Prospectus dated July 3, 2001

$400,000,000

ENERGY EAST CORPORATION

6.75% Notes due June 15, 2012

The Notes will bear interest from their date of issuance at the rate of 6.75% per annum. Interest on the Notes will be payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2002. The Notes will be our unsecured and unsubordinated obligations. We may elect to redeem the Notes at any time, in whole or in part, at the "make-whole" redemption prices described in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Security	Total
Public Offering Price(1)	99.835%	$399,340,000
Underwriting Commissions to be Paid by Energy East	.650%	$ 2,600,000
Proceeds, before expenses, to Energy East	99.185%	$396,740,000

(1) Plus accrued interest, if any, from June 14, 2002.

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company on or about June 14, 2002.

Joint Lead Book-Running Managers

JPMorgan   Morgan Stanley   UBS Warburg

BNY Capital Markets, Inc.

Fleet Securities, Inc.

Goldman, Sachs & Co.

Salomon Smith Barney

This Prospectus Supplement is dated June 11, 2002.

SUMMARY

The following information supplements, and should be read together with, the information contained in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the Notes. You should carefully read the entire prospectus supplement and the accompanying prospectus, as well as the documents that have been incorporated into the prospectus, before making an investment decision. In this prospectus supplement, references to "we," "us" and "our" refer to Energy East Corporation, unless the context indicates that "we," "us" or "our" refers to Energy East Corporation together with its consolidated subsidiaries.

Energy East Corporation

We are a public utility holding company organized under the laws of the State of New York in 1997 and became the parent of New York State Electric & Gas Corporation in May 1998. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire and corporate offices in New York and Maine. On February 8, 2000, we completed our merger with Connecticut Energy Corporation, which is a holding company primarily engaged in the retail distribution of natural gas in Connecticut through its wholly-owned subsidiary, The Southern Connecticut Gas Company. On September 1, 2000, we completed our mergers with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources. CMP Group is a holding company and its principal operating subsidiary, Central Maine Power Company, is primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. CTG Resources, also a holding company, is the parent company of Connecticut Natural Gas Corporation, a regulated natural gas distribution company in Connecticut. Berkshire Energy is a holding company and the parent company of The Berkshire Gas Company, a regulated natural gas distribution company that operates in western Massachusetts. In February 2001, we entered into a merger agreement with RGS Energy Group, Inc., under which all of the outstanding common stock of RGS Energy would be exchanged for a combination of cash and our common stock valued at approximately $1.4 billion in the aggregate. We will assume approximately $1 billion of RGS Energy's long-term debt. On June 15, 2001, RGS Energy shareholders approved the merger and our shareholders approved the issuance of our common stock to the RGS Energy shareholders. We have made all required regulatory filings and we expect to complete the merger in late June 2002.

Our principal energy delivery business is transmitting and distributing electricity in upstate New York and Maine and transporting, storing and distributing natural gas in upstate New York, Connecticut, Maine and Massachusetts. We also generate electricity from our several hydroelectric and two internal combustion stations and serve approximately 1.4 million electricity customers and 600,000 natural gas customers. Our service territories reflect diversified economies, including high-tech firms, insurance, light industry, pulp and paper industry, ship building, colleges and universities, agriculture, fishing and recreational facilities. No customer accounts for more than 5% of either electric or natural gas revenues.

Our address is P.O. Box 12904, Albany, New York 12212-2904 and our telephone number is (518) 434-3049.

The Offering

Issuer . . . .   Energy East Corporation

Offered Securities . . . .   We will issue $400,000,000 aggregate principal amount of Notes. The Notes will mature on June 15, 2012.

Ranking . . . .   The Notes will be unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness.

Use of Proceeds . . . .   We intend to use the net proceeds from the sale of the Notes to help fund the cash portion of the consideration for the pending acquisition of RGS Energy. We will invest funds not immediately required for such purpose in liquid, money market securities.

Interest Rate . . . .   The Notes will bear interest at the rate of 6.75% per annum from their date of issuance to, but excluding, June 15, 2012.

Interest Payment Dates . . . .   Interest on the Notes will be payable on June 15 and December 15 of each year beginning on December 15, 2002 and continuing to June 15, 2012.

Optional Redemption . . . .   We may redeem some or all of the Notes at any time at the "make-whole" redemption prices, plus accrued and unpaid interest, if any, to the redemption date, as described in "*Description of the Notes.*"

Further Issues . . . .   The Notes will be limited to $400,000,000 in aggregate principal amount. We may, however, "reopen" the series of Notes and issue an unlimited principal amount of additional Notes in the future.

SELECTED FINANCIAL DATA AND CAPITALIZATION

The following material, which is presented in this prospectus supplement solely to furnish limited introductory information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the accompanying prospectus and the documents incorporated by reference in the prospectus. In our opinion, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the three months ended March 31, 2002, have been made.

	Three Months Ended March 31, 2002[1]	Year Ended December 31,				
		2001	2000[2]	1999	1998	1997
Operating Revenues (000) .	$1,028,578	$3,759,787	$2,959,520	$2,278,608	$2,499,568	$2,170,102
Net Income (000)	$105,570[3]	$187,607[3]	$235,034[4]	$218,751[5]	$194,205	$175,211[6]
Earnings Per Share, basic and diluted[7]	$.90[3]	$1.61[3]	$2.06[4]	$1.88[5]	$1.51	$1.29[6]
Dividends Paid Per Share[7]	$.24	$.92	$.88	$.84	$.78	$.70
Ratio of Earnings to Fixed Charges[8]	3.61[9]	2.43[10]	3.48	4.40[11]	3.34	3.07
Total Assets (000)	$7,262,099	$7,269,232	$7,013,728	$3,773,171	$4,902,085	$5,044,914
Long-term Obligations, Capital Leases and Redeemable Preferred Stock (000)	$2,632,824	$2,816,278	$2,346,814	$1,235,089	$1,460,120	$1,475,224

	As of March 31, 2002		As adjusted[12]	
	(Thousands of Dollars)		(Thousands of Dollars)	
Long-term Debt (includes current maturities)	$2,694,275	54.2%	$3,094,275	57.6%
Company-obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Holding Solely Parent Debentures	345,000	6.9	345,000	6.4
Preferred Stock of Subsidiaries	43,420	0.9	43,420	0.8
Common Stock Equity	1,891,104	38.0	1,891,104	35.2
Total Capitalization (includes current maturities)	$4,973,799	100.0%	$5,373,799	100.0%

(1) Due to the seasonal nature of our operations, financial results for interim periods are not necessarily indicative of trends for a twelve-month period. We adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets on January 1, 2002. As required by Statement 142 we no longer amortize goodwill and are not amortizing intangible assets with indefinite lives.

(2) Due to the completion of our merger transactions during 2000, the consolidated financial statements include Connecticut Energy's results beginning with February 2000 and include CMP Group's, CTG Resources' and Berkshire Energy's results beginning with September 2000.

(3) Includes the effect of writedowns of CMP Group's investment in NEON Communications, Inc. as follows: a writedown during the three months ended March 31, 2002, that decreased net income by $6 million and earnings per share by 5 cents, and a writedown in 2001 that decreased net income by $46 million and earnings per share by 39 cents.

(4) Includes the effects of the nonrecurring benefit from the sale of our coal-fired generation assets that increased net income by $8 million and earnings per share by 7 cents and the nonrecurring loss from the sale of XENERGY, Inc. that decreased net income by $4 million and earnings per share by 4 cents.

(5) Includes the effect of the extraordinary loss related to the early extinguishment of debt that decreased net income by $18 million and earnings per share by 15 cents and the nonrecurring benefit from the sale of our coal-fired generation assets net of the writeoff of Nine Mile Point 2 that increased net income by $14 million and earnings per share by 12 cents.

(6) Includes the effect of fees related to an unsolicited tender offer that decreased net income by $17 million and earnings per share by 12 cents.

(7) All per share amounts prior to 1999 have been restated to reflect the two-for-one common stock split effective April 1, 1999.

(8) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(9) Earnings before income taxes and fixed charges include a $10 million writedown of an investment in NEON Communications, Inc. Excluding the $10 million writedown, the ratio of earnings to fixed charges would have been 3.77.

(10) Earnings before income taxes and fixed charges include a $78 million writedown of an investment in NEON Communications, Inc. Excluding the $78 million writedown, the ratio of earnings to fixed charges would have been 2.76.

(11) Earnings before income taxes and fixed charges includes $84 million that we paid in federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, the ratio of earnings to fixed charges would have been 3.79.

(12) Adjusted for the sale of our Notes.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes to help fund the cash portion of the consideration for the pending acquisition of RGS Energy. We will invest funds not immediately required for such purpose in liquid, money market securities.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial statements have been prepared to reflect our merger with RGS Energy, which we expect to be completed in late June 2002. The unaudited pro forma combined condensed statements of income for the year ended December 31, 2001, and for the three months ended March 31, 2002, give effect to the RGS Energy merger as if that event occurred on January 1, 2001. The unaudited pro forma combined condensed balance sheet gives effect to the RGS Energy merger as if it occurred on March 31, 2002.

Unaudited Pro Forma Combined Condensed Financial Statements

Energy East Corporation Combined Condensed Balance Sheet
Giving Effect to the RGS Energy Merger
At March 31, 2002
Actual and Pro Forma
(Unaudited)

	Energy East Actual	RGS Energy Actual	Pro Forma Adjustments	Pro Forma Energy East
			(in thousands)	
Assets				
Current Assets				
Cash and cash equivalents	$ 533,824	$ 13,557	$(303,352)[4]	$ 244,029
Special deposits	1,939			1,939
Accounts receivable, net	589,337	176,289		765,626
Other	196,199	130,630		326,829
Total Current Assets	1,321,299	320,476	(303,352)	1,338,423
Utility Plant, at Original Cost	5,879,901	2,574,659		8,454,560
Less accumulated depreciation	2,302,563	1,494,734		3,797,297
Net utility plant in service	3,577,338	1,079,925		4,657,263
Construction work in progress	26,058	150,182		176,240
Total Utility Plant	3,603,396	1,230,107		4,833,503
Other Property and Investments, Net	201,030	229,367		430,397
Regulatory Assets	670,824	644,048	30,447[5]	1,345,319
Other Assets	567,709	73,842	133,976[6]	775,527
Goodwill	897,841	18,468	591,806[7][8]	1,508,115
Total Assets	$7,262,099	$2,516,308	$ 452,877	$10,231,284

The notes on pages S-11 to S-13 are an integral part
of the pro forma combined condensed financial statements.

Energy East Corporation Combined Condensed Balance Sheet
Giving Effect to the RGS Energy Merger
At March 31, 2002
Actual and Pro Forma
(Unaudited)

	Energy East Actual	RGS Energy Actual	Pro Forma Adjustments	Pro Forma Energy East
			(in thousands)	
Liabilities				
Current Liabilities				
Current portion of long-term debt	$ 406,451	$ 12,337		$ 418,788
Notes payable	88,700	59,500	$ 50,000[9]	198,200
Other	456,480	196,609	9,500[7][8]	662,589
Total Current Liabilities	951,631	268,446	59,500	1,279,577
Regulatory Liabilities				
Gain on sale of generation assets	197,100			197,100
Other	255,718	26,117	133,976[6]	415,811
Total Regulatory Liabilities	452,818	26,117	133,976	612,911
Deferred income taxes	495,487	265,378		760,865
Nuclear waste disposal		101,562		101,562
Other	794,815	206,612	30,447[5]	1,031,874
Long-term debt	2,287,824	788,769	400,000[10]	3,476,593
Total Liabilities	4,982,575	1,656,884	623,923	7,263,382
Commitments	—	—		—
Company-obligated mandatorily redeemable trust preferred securities of subsidiary holding solely parent debentures	345,000			345,000
Preferred stock redeemable solely at the option of subsidiary	43,420	47,000		90,420
Preferred stock subject to mandatory redemption requirements		25,000		25,000
Common Stock Equity				
Energy East common stock ($.01 par value, 300,000 shares authorized and 116,822 shares outstanding at March 31, 2002)	1,181		275[11]	1,456
RGS Energy common stock ($.01 par value, 100,000 shares authorized and 34,677 shares outstanding at March 31, 2002)		391	(391)[11]	
Capital in excess of par value	840,198	708,365	(92,262)[11]	1,456,301
Retained earnings	1,075,848	195,906	(195,906)[11]	1,075,848
Accumulated other comprehensive income	7,850	—		7,850
Treasury stock, at cost (1,230 Energy East shares and 4,379 RGS Energy shares outstanding at March 31, 2002)	(33,973)	(117,238)	117,238	(33,973)
Total Common Stock Equity	1,891,104	787,424	(171,046)	2,507,482
Total Liabilities and Shareholders' Equity	$7,262,099	$2,516,308	$ 452,877	$10,231,284

The notes on pages S-11 to S-13 are an integral part
of the pro forma combined condensed financial statements.

Energy East Corporation Combined Condensed Statement of Income
Giving Effect to the RGS Energy Merger
12 Months Ended December 31, 2001
Actual and Pro Forma
(Unaudited)

	Energy East Actual	RGS Energy Actual	Pro Forma Adjustments	Pro Forma Energy East
	(in thousands, except per share amounts)			
Operating Revenues				
Sales and services	$3,759,787	$1,530,492		$5,290,279
Operating Expenses				
Electricity purchased and fuel used in generation	1,334,507	151,346		1,485,853
Natural gas purchased	694,038	230,507		924,545
Gasoline, propane and oil purchased		384,320		384,320
Other operating expenses	570,186	309,645		879,831
Maintenance	139,395	50,524		189,919
Depreciation and amortization	204,281	120,547		324,828
Other taxes	192,772	90,885		283,657
Gain on sale of generation asset	(84,083)			(84,083)
Deferral of asset sale gain	71,803			71,803
Total Operating Expenses	3,122,899	1,337,774		4,460,673
Operating Income	636,888	192,718		829,606
Writedown of Investment	78,422			78,422
Other (Income)	(15,003)	(1,253)		(16,256)
Interest Charges, Net	217,028	65,541	$ 31,286[9][10]	313,855
Preferred Stock Dividends of Subsidiaries	14,455	3,700	15,923[12]	34,078
Income Before Income Taxes	341,986	124,730	(47,209)	419,507
Income Taxes	154,379	55,390	(18,884)[13]	190,885
Net Income	$ 187,607	$ 69,340	$(28,325)	$ 228,622
Earnings Per Share, basic and diluted	$ 1.61			$ 1.59
Average Common Shares Outstanding	116,708		27,505[14]	144,213

The notes on pages S-11 to S-13 are an integral part
of the pro forma combined condensed financial statements.

Energy East Corporation Combined Condensed Statement of Income
Giving Effect to the RGS Energy Merger
Three Months Ended March 31, 2002
Actual and Pro Forma
(Unaudited)

	Energy East Actual	RGS Energy Actual	Pro Forma Adjustments	Pro Forma Energy East
	(in thousands, except per share amounts)			
Operating Revenues				
Sales and services	$1,028,578	$379,133		$1,407,711
Operating Expenses				
Electricity purchased and fuel used in generation	305,953	44,517		350,470
Natural gas purchased	209,730	77,287		287,017
Gasoline, propane and oil purchased		65,742		65,742
Other operating expenses	142,452	67,690		210,142
Maintenance	34,825	16,281		51,106
Depreciation and amortization	46,143	26,866		73,009
Other taxes	50,606	27,079		77,685
Total Operating Expenses	789,709	325,462		1,115,171
Operating Income	238,869	53,671		292,540
Writedown of Investment	10,115			10,115
Other (Income)	(5,434)	(2,203)		(7,637)
Interest Charges, Net	55,910	14,869	$ 7,125 [9][10]	77,904
Preferred Stock Dividends of Subsidiaries	7,592	925		8,517
Income Before Income Taxes	170,686	40,080	(7,125)	203,641
Income Taxes	65,116	15,972	(2,850) [13]	78,238
Net Income	$ 105,570	$ 24,108	$ (4,275)	$ 125,403
Earnings Per Share, basic and diluted	$ .90			$ .87
Average Common Shares Outstanding	116,720		27,505 [14]	144,225

The notes on pages S-11 to S-13 are an integral part
of the pro forma combined condensed financial statements.

**Notes to Unaudited Pro Forma Combined Condensed Financial Statements
Giving Effect to the RGS Energy Merger**

Note 1. Unaudited Pro Forma Combined Condensed Financial Statements.

The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in compliance with generally accepted accounting principles. Estimates relating to the fair value of some assets and liabilities and other events are more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the merger on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected in the pro forma financial statements.

The unaudited pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East and RGS Energy. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the mergers been completed on March 31, 2002, or January 1, 2001, as assumed above, nor is the information necessarily indicative of future financial position or operating results.

Note 2. Accounting Method.

The RGS Energy merger will be accounted for as an acquisition of RGS Energy by Energy East under the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase price over the estimated net fair value of assets and liabilities of RGS Energy's utility and nonutility businesses at the time of closing, plus Energy East's estimated transaction costs related to the merger. The assets and liabilities of RGS Energy's nonutility businesses will be revalued to fair value, including an allocation of goodwill, if appropriate.

Note 3. Earnings Per Share and Average Shares Outstanding.

The pro forma earnings per share and number of average shares outstanding have been restated to reflect the average number of shares that would have been outstanding if the merger occurred at the beginning of the periods presented assuming a conversion of 45% of the RGS Energy shares into 1.7626 Energy East shares per RGS Energy share. The exchange ratio of 1.7626 is based on a value of $39.50 per RGS Energy share and a market price of $22.41 per Energy East share. If the Average Market Price is between $16.57 per share and $22.41 per share, then each RGS Energy share converted into stock will be exchanged for $39.50 worth of Energy East shares. If the Average Market Price is less than or equal to $16.57, then each RGS Energy share converted into stock will be exchanged for 2.3838 Energy East shares, irrespective of the value of the Energy East shares. Finally, if the Average Market Price is greater than or equal to $22.41 per share, then each RGS Energy share will be exchanged for 1.7626 Energy East shares, again irrespective of the value of the Energy East shares. The following table presents the range of shares that could be issued based on various potential conversion ratios provided under the merger agreement:

Conversion ratio	1.7626	2.3838
Number of shares (thousands)	27,505	37,198

Note 4. Cash Consideration.

This amount reflects the cash consideration paid to RGS Energy shareholders based on a purchase price per share of $39.50 for 55% of the shares outstanding at March 31, 2002, and the cash received from the issuance of the long-term debt and notes payable.

Note 5. Regulatory Assets and Related Liability.

This amount reflects the recognition of a regulatory asset and a liability for the estimated difference between RGS Energy's net other postretirement benefit obligation and the previously recognized liability.

Note 6. Other Assets and Related Regulatory Liability.

This amount reflects the recognition of an other asset and a regulatory liability for the estimated difference between RGS Energy's net pension benefit and the previously recognized liability.

Note 7. Goodwill.

This amount reflects the recognition of goodwill equal to the excess of the estimated purchase price of $1,369.7 million over the estimated net fair value of the assets and liabilities of RGS Energy acquired of $787.4 million, plus estimated transaction costs of $9.5 million related to the merger. For every one dollar increase in the Average Market Price above $22.41 per share, the purchase price will increase by approximately $28 million. For every one dollar decrease in the Average Market Price below $16.57, the purchase price will decrease by approximately $37 million.

Since the acquisition of RGS Energy will occur after June 30, 2001, the resulting goodwill will not be amortized as prescribed by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Goodwill will be tested at least annually for impairment.

Note 8. Merger-Related Costs.

Energy East and RGS Energy will incur direct expenses related to the merger, including financial advisor, legal and accounting fees. The pro forma adjustments include an estimate for Energy East's merger-related costs of $9.5 million, which is included in goodwill. RGS Energy expects to incur approximately $18 million of merger-related costs, which it will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

Note 9. Notes Payable

This amount reflects the issuance of $50 million of notes payable with an assumed average interest rate of 3%, the proceeds of which will be used for general corporate purposes.

Note 10. Long-term Debt.

This amount reflects the issuance of $400 million principal amount of Notes with an assumed fixed interest rate of 6.75%, the proceeds of which will be used to fund the consideration paid to RGS Energy shareholders. Interest expense for the 12 months ended December 31, 2001, was adjusted for the effect of the issuance of $250 million of notes payable in 2001 and the effect of $327 million of

**Notes to Unaudited Pro Forma Combined Condensed Financial Statements
Giving Effect to the RGS Energy Merger (Continued)**

Note 10. Long-term Debt. (Continued)

debt redeemed in 2001. A ⅛ of 1% change in interest rate will increase or decrease interest expense $0.5 million.

Note 11. Common Stock.

This amount reflects the Energy East shares to be issued to RGS Energy shareholders in exchange for 45% of their RGS Energy shares, assuming a conversion ratio of 1.7626 Energy East shares per RGS Energy share, and the exchange of 55% of their RGS Energy shares for cash.

Note 12. Trust Preferred Securities.

This amount adjusts dividends of subsidiaries for the twelve month period to reflect dividends related to $345 million of a business trust subsidiary's preferred securities, with a dividend rate of 8¼%, that were sold in July 2001. The proceeds were used by the Trust to purchase our 8¼% junior subordinated debt securities issued in July 2001.

Note 13. Income Taxes.

Income taxes on the pro forma combined condensed income statements have been based on the statutory rate.

Note 14. Energy East Shares Issued.

This amount reflects the number of Energy East shares to be issued in the merger assuming a conversion of 45% of the RGS Energy shares into 1.7626 Energy East shares per RGS Energy share.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes, which are referred to in the accompanying prospectus as "senior debt securities," is not complete and should be read together with the *"Description of Securities—Description of Senior Debt Securities"* in the accompanying prospectus. This description supplements and, to the extent it is inconsistent with the description in the accompanying prospectus, replaces the description of the general terms and provisions of the debt securities in the prospectus. The Notes will be issued under an existing senior indenture, dated as of August 31, 2000, between us and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as supplemented by six supplemental indentures and references in this prospectus supplement to the senior indenture will mean the senior indenture as so supplemented. This summary is qualified in its entirety by reference to the senior indenture.

The Notes will be our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness. At March 31, 2002, Energy East Corporation had $750,000,000 outstanding of indebtedness consisting of $200,000,000 8.05% Notes due November 15, 2010, $300,000,000 7.75% Putable Asset Term Securities, and $250,000,000 5.75% Notes due November 15, 2006, exclusive of $345,000,000 of indebtedness issued to Energy East Capital Trust I, a business trust, in connection with the issuance of 8¼% Capital Securities by Energy East Capital Trust I. All this indebtedness is unsecured and unsubordinated. In addition, at March 31, 2002, our subsidiaries had aggregate indebtedness outstanding of approximately $1,945,000,000 (including current maturities and excluding intercompany indebtedness). The Notes issued hereby will be effectively subordinated to the indebtedness of our subsidiaries. The senior indenture contains no restrictions on the amount of additional indebtedness that we may issue.

The Notes will mature on June 15, 2012. The Notes will bear interest from their date of issuance at the rate of 6.75% per annum. Interest will be payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2002, to the persons in whose names the Notes are registered at the close of business on the preceding June 1 and December 1, respectively, subject to certain exceptions. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes will be redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

- 100% of the principal amount of the Notes then outstanding to be redeemed, or
- the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date computed by discounting such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of 15 basis points plus the Adjusted Treasury Rate on the third Business Day prior to the redemption date, as calculated by an Independent Investment Banker, plus, in each case, any accrued and unpaid interest on the Notes to the redemption date.

"Adjusted Treasury Rate" means, with respect to any redemption date:

- the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

- if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

"Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes ("Remaining Life") or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the Notes.

"Comparable Treasury Price" means (1) the average of the Reference Treasury Dealer Quotations for the applicable redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers selected by us, or if any such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

"Reference Treasury Dealer" means each of J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, UBS Warburg LLC, BNY Capital Markets, Inc., Fleet Securities, Inc., Goldman, Sachs & Co. and Salomon Smith Barney Inc. and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is, a primary U.S. Government securities dealer ("Primary Treasury Dealer"), we will substitute for it another Primary Treasury Dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

We will mail notice of redemption at least 30 days but not more than 60 days before the applicable redemption date to each holder of the Notes to be redeemed. If we elect to partially redeem the Notes, the Trustee will select in a fair and appropriate manner the Notes to be redeemed.

Upon the payment of the redemption price, plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after the applicable redemption date on the Notes or portions thereof called for redemption.

We may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes will, together with the Notes, constitute a single series of the Notes under the senior indenture. No additional notes may be issued if an event of default has occurred with respect to the Notes.

The Notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiples of $1,000 as described under "—*Book-Entry Only Issuance—The Depository Trust Company*" below. We will issue global securities in denominations that together equal the total principal amount of the outstanding Notes.

Book-Entry Only Issuance—The Depository Trust Company

Upon issuance, all book-entry Notes will be represented by one or more fully registered global certificates. Each global security will be deposited with DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC that we believe to be reliable, but we accept no responsibility for its accuracy:

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities that its participants ("Direct Participants") deposit with DTC. DTC facilitates the clearance and settlement of securities transactions among its Direct Participants in these securities through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Direct Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Persons who are not Direct Participants may beneficially own securities held by DTC only through Indirect Participants (as defined below).

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities within the DTC system must be made by or through Direct Participants, which will receive a credit for such securities on DTC's records. The ownership interest of each actual purchaser of securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities. DTC's records reflect only the identity of the Direct Participants to whose accounts the securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Although voting with respect to the Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the Notes will be made to DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the relevant payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of the Direct or Indirect Participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of us and the property trustee, disbursement of the payments to Direct Participants is the responsibility of DTC, and disbursement of the payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided in this prospectus supplement, a Beneficial Owner of Notes will not be entitled to receive physical delivery of securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or the sponsor. Under those circumstances, in the event that a successor securities depository is not obtained, Notes certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Notes. In that event, certificates for the Notes will be printed and delivered to the holders of record.

We have no responsibility for the performance by DTC or its Direct and Indirect Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement among us and the underwriters named below, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the following respective principal amounts of the Notes:

Underwriter	Principal Amount of Notes
J.P. Morgan Securities Inc.	$106,667,000
Morgan Stanley & Co. Incorporated	$106,667,000
UBS Warburg LLC	$106,666,000
BNY Capital Markets, Inc.	$ 20,000,000
Fleet Securities, Inc.	$ 20,000,000
Goldman, Sachs & Co.	$ 20,000,000
Salomon Smith Barney Inc.	$ 20,000,000
Total	$400,000,000

In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any Notes are purchased. The underwriters have advised us that they propose to offer the Notes to the public initially at the offering price set forth on the cover page of this prospectus supplement, and to certain dealers initially at that price less a discount not in excess of .40% of the principal amount of the Notes. The underwriters may allow, and those dealers may reallow, a concession to certain other dealers not in excess of .25% of the principal amount of the Notes. After the initial offering of the Notes to the public, the public offering prices and these concessions may be changed.

We have agreed to indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

The Notes have no established trading market. We have been advised by the underwriters that they intend to make a market in the Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes, and any market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

In connection with the offering the underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of the Notes creating a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters may also impose a penalty bid. A penalty bid permits the underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by that syndicate member are purchased in a syndicate transaction.

Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Certain underwriters will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between these underwriters and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from these underwriters based on transactions the underwriters conduct through the system. These underwriters will make the Notes available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

We estimate that our total expenses of this offering will be $300,000.

The underwriters and their affiliates engaged in, and may from time to time in the future engage in, and performed, and may from time to time in the future perform, services on our behalf and on behalf of our subsidiaries in the ordinary course of business. JPMorgan Chase Bank, Trustee under the senior indenture, is an affiliate of J.P. Morgan Securities Inc. UBS Warburg LLC is acting as our financial advisor in connection with the RGS Energy transaction, for which it will receive customary compensation.

LEGAL MATTERS

The validity of the Notes and certain other matters will be passed upon for us by Huber Lawrence & Abell, New York, New York, and for the underwriters by Shearman & Sterling, New York, New York. As of June 5, 2002, members of Huber Lawrence & Abell owned 5,199 shares of our common stock.

PROSPECTUS

$1,000,000,000

Energy East Corporation

Senior Debt Securities
Junior Subordinated Debt Securities

Energy East Capital Trust I
Energy East Capital Trust II

Trust Preferred Securities
guaranteed, to the extent described herein, by

Energy East Corporation

This prospectus contains summaries of the general terms of these securities. Energy East or the applicable Energy East Capital Trust will provide the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Any statement contained in this prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying prospectus supplement.

The date of this prospectus is July 3, 2001

TABLE OF CONTENTS

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In this prospectus, references to "we," "us," "our" and "Energy East" refer to Energy East Corporation.

———————

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Energy East, Energy East Capital Trust I and Energy East Capital Trust II filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, any combination of the securities described in this prospectus may be sold from time to time in one or more offerings of one or more series up to a total dollar amount of $1,000,000,000. This prospectus only provides you with a general description of the securities that may be offered. Each time securities are sold, a "prospectus supplement" will be provided which will contain specific information about the terms of that offering. Material United States Federal income tax considerations that may be applicable to the offered securities will also be discussed in the applicable prospectus supplement. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "*Where You Can Find More Information*."

We believe that we have included or incorporated by reference in this prospectus all information material to investors, but certain details that may be important for specific investment purposes have not been included. For more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room and at its Regional Offices at:

Public Reference Room	New York Regional Office	Chicago Regional Office
Room 1024	Suite 1300	Citicorp Center
Judiciary Plaza	7 World Trade Center	Suite 1400
450 Fifth Street, N.W.	New York, NY 10048	500 West Madison Street
Washington, DC 20549		Chicago, IL 60661-2511

You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website that the SEC maintains at http://www.sec.gov. In addition, materials and information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005, where our common stock is listed.

This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indentures, trust agreements and any other document establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

Incorporation by Reference

The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the securities being offered under this prospectus or any prospectus supplement are sold:

- Our Annual Report on Form 10-K for the year ended December 31, 2000.

- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

- Our Current Report on Form 8-K dated February 16, 2001.

Documents that we file and which are incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents that we file and which are incorporated by reference in this prospectus by writing or telephoning:

Energy East Corporation
Shareholder Services
P.O. Box 3200
Ithaca, New York 14852-3200
(800) 225-5643

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. This prospectus is dated July 3, 2001. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of such documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the additional information described under the heading *"Where You Can Find More Information"* may contain some forward-looking statements that involve risks and uncertainties. We may make these statements about our financial condition, results of operations and business. These statements may be made directly in this prospectus or any accompanying prospectus supplement, or may be "incorporated by reference" from other documents filed with the SEC. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those indicated by such forward-looking statements include, among others, the following:

- the risk of a significant delay in the expected completion of, and unexpected consequences and integration complications resulting from, our merger with RGS Energy Group, Inc.;

- the highly competitive nature of the electric, natural gas and energy marketing industries, including the speed and degree to which competition enters these industries and the risk that other companies will further expand into markets in which we operate;

- the risk that fluctuating wholesale energy prices may affect earnings;

- the risk of favorable customer contracts expiring or being renewed on less attractive terms;

- the risks associated with future weather conditions;

- the risks associated with changes in customer demographics in our service territories and the pursuit of new markets;

- the risk that expected synergies from the RGS Energy Group merger, and our prior mergers, may not be obtained and retained;

- changes in terms of regulation by state public service commissions;

- regulatory issues, including the pace of deregulation of the retail natural gas and electricity markets in the United States;

- the availability and cost of capital;

- inflation;

- exposure to environmental issues and liabilities, as well as potential changes in environmental regulations; and

- other considerations that may be disclosed from time to time in our publicly disseminated documents or filings.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or any prospectus supplement, or, in the case of a document incorporated by reference, the date of that document.

The cautionary statements in this section expressly qualify, in their entirety, all subsequent forward-looking statements attributable to us or any person acting on our behalf. We do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, any prospectus supplement or documents incorporated by reference.

ENERGY EAST CORPORATION

We are a New York public utility holding company organized in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire and New Jersey and corporate offices in New York and Maine. On February 8, 2000, we completed our merger with Connecticut Energy Corporation, which is a holding company primarily engaged in the retail distribution of natural gas in Connecticut through its wholly-owned subsidiary, The Southern Connecticut Gas Company. On September 1, 2000, we completed our mergers with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources. CMP Group is a holding company and its principal operating subsidiary, Central Maine Power Company, is primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. CTG Resources, also a holding company, is the parent company of Connecticut Natural Gas Corporation, a regulated natural gas distribution company in Connecticut. Berkshire Energy is a holding company and the parent company of The Berkshire Gas Company, a regulated local natural gas distribution company that operates in western Massachusetts.

Our principal energy delivery business is transmitting and distributing electricity in New York and Maine and transporting, storing and distributing natural gas in New York, Connecticut, Maine, Massachusetts and New Hampshire. We also generate electricity from our share of a nuclear plant and our several hydroelectric stations and serve approximately 1.4 million electricity customers and 600,000 natural gas customers. Our service territories reflect diversified economies, including high-tech firms, insurance, light industry, pulp and paper industry, ship building, colleges and universities, agriculture, fishing and recreational facilities. No customer accounts for 1% or more of either electric or natural gas revenues.

Our address is P.O. Box 12904, Albany, New York 12212-2904 and our telephone number is (518) 434-3049.

Utility Operations

New York State Electric & Gas Corporation.   New York State Electric & Gas Corporation ("*NYSEG*") is a public utility company engaged in transmitting and distributing electricity and transporting, storing and distributing natural gas. NYSEG also generates electricity from its share of a nuclear plant and its several hydroelectric stations. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG's service territory has an area of approximately 20,000 square miles and a population of 2,500,000. The larger cities in New York in which NYSEG serves both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. NYSEG provides delivery service to approximately 824,000 electricity customers and 248,000 natural gas customers.

Central Maine Power Company.   Central Maine Power is the largest electric utility in Maine and functions as an electric transmission and distribution utility. Central Maine Power serves over 544,000 customers in its 11,000 square-mile service area in the southern and central areas of Maine. Central Maine Power's service area contains most of Maine's industrial and commercial centers, including the city of Portland (Maine's largest city), and the Lewiston-Auburn, Augusta-Waterville and Bath-Brunswick areas. These areas encompass approximately 1,000,000 people, representing about 80% of the total population of Maine.

The Southern Connecticut Gas Company.   Southern Connecticut Gas is engaged in the retail distribution of natural gas for residential, commercial and industrial users and the transportation of natural gas for commercial and industrial users. Southern Connecticut Gas serves approximately 167,000 customers in the State of Connecticut, in primarily 22 towns along the southern Connecticut coast from Westport to Old Saybrook, which include the urban communities of Bridgeport and New

Haven. Southern Connecticut Gas is the sole distributor of natural gas other than bottled gas in its service area.

Connecticut Natural Gas Corporation. Connecticut Natural Gas is engaged in the retail distribution of natural gas for residential, commercial and industrial users and the transportation of natural gas for commercial and industrial users. Connecticut Natural Gas currently serves approximately 147,000 customers in 22 Connecticut communities, principally in the Hartford-New Britain area and Greenwich, covering an area of approximately 533 square miles with a population of approximately 679,000.

The Berkshire Gas Company. Berkshire Gas sells and distributes natural gas to approximately 35,000 retail customers in 19 communities in western Massachusetts. The population of the area served is approximately 190,000 and is primarily residential in character, but the territory also includes industrial, agricultural, educational, cultural and resort facilities. Berkshire Gas operates a natural gas distribution system comprising some 694 miles of natural gas distribution mains.

Other Operations

We have operationally organized our non-utility businesses under *The Energy Network, Inc*. Those businesses own assets and operate facilities in peaking electric generation, peaking gas storage, energy services, district heating and cooling, gas transmission, propane distribution and telecommunications. *Energy East Enterprises, Inc*. owns two small natural gas delivery companies and is developing high deliverability gas storage in upstate New York.

RECENT DEVELOPMENTS

We entered into a merger agreement with RGS Energy Group during the first quarter of 2001. After completion of the merger, RGS Energy Group will become our wholly-owned subsidiary. We expect this merger to be completed in the first quarter of 2002. In this merger, 45% of the common stock of RGS Energy Group will be converted into our common stock with a value of $39.50 per RGS Energy Group share, and 55% will be converted into $39.50 in cash per RGS Energy Group share, subject to restrictions on the minimum and maximum number of our shares to be issued. RGS Energy Group shareholders will be able to specify the percentage of the consideration they wish to receive in stock and in cash, subject to proration. The merger has an equity market value of approximately $1.4 billion and we will assume approximately $1 billion of RGS Energy Group's long-term debt. The shareholders of RGS Energy Group will vote on the merger and our shareholders will vote on the issuance of our common stock to the RGS Energy Group shareholders at meetings to be held on June 15, 2001. All necessary regulatory filings in connection with this merger transaction have been or will be made.

THE TRUSTS

Each trust is a statutory business trust newly formed under Delaware law by us, as sponsor for the trusts, and Chase Manhattan Bank USA, National Association, who will serve as trustee in the State of Delaware for the purpose of complying with the provisions of the Delaware Business Trust Act. The trust agreement for each trust will be amended and restated when trust preferred securities are issued by the respective trust and will be in substantially the form filed as an exhibit to the registration statement, of which this prospectus is a part. Each of the amended trust agreements will be qualified as an indenture under the Trust Indenture Act of 1939.

Each trust exists for the exclusive purposes of:

- issuing two classes of trust securities—trust preferred securities and trust common securities—which together represent undivided beneficial interests in the assets of that trust;

- investing the gross proceeds of the trust securities in our junior subordinated debt securities;

- making distributions; and

- engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

Our junior subordinated debt securities will constitute substantially all of the assets of the trusts, and our payments under the junior subordinated debt securities and the related agreement as to expenses and liabilities will constitute substantially all of the revenue of the trusts.

Separate financial statements for the trusts are not included in this prospectus. We do not believe that those financial statements would be material to holders of the trust preferred securities because neither trust has any independent operations and the sole purpose of each trust is as described above. We do not expect that either trust will file annual, quarterly or special reports with the SEC.

The address of the trusts is c/o Energy East Corporation, P.O. Box 12904, Albany, NY 12212-2904.

USE OF PROCEEDS

Unless we indicate differently in the applicable prospectus supplement which accompanies this prospectus, we intend to use the net proceeds from the sale of the offered securities to fund the cash portion of the merger consideration for the pending merger with RGS Energy Group. In addition, we, or one of our subsidiaries, may use a portion of the proceeds for general corporate purposes, which may include, among other things, reduction of short-term debt, financing the development and construction of new facilities, additions to working capital and repurchases of securities. We may also invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the offered securities will depend on market conditions and the availability of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the three months ended March 31, 2001, and the five most recent fiscal years:

	Three Months Ended March 31, 2001	Year Ended December 31,				
		2000	1999	1998	1997	1996
Ratio of earnings to fixed charges[1]	4.53[2]	3.48	4.40[3]	3.34	3.07	2.94

(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(2) Due to the seasonal nature of the businesses of the companies that merged with us in 2000, our earnings for 2001 are expected to be stronger in the first and fourth quarters and weaker in the second and third quarters as compared to prior years. Also, financial results for interim periods are not necessarily indicative of trends for a 12-month period.

(3) Earnings before income taxes and fixed charges includes $84 million that we paid in Federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, the ratio of earnings to fixed charges would have been 3.79.

DESCRIPTION OF SECURITIES

Description of Senior Debt Securities

The following description sets forth the general terms and provisions of the senior debt securities that we may offer by this prospectus. The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt.

The senior debt securities will be issued under an existing senior indenture between us and The Chase Manhattan Bank, as trustee. The senior indenture is an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference. The senior indenture gives us broad authority to set the particular terms of each series of senior debt securities, including the right to modify certain of the terms contained in the senior indenture. The particular terms of a series of senior debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the senior indenture will be described in the applicable prospectus supplement relating to the senior debt securities.

The senior indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the senior debt securities or the senior indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the senior indenture, including definitions of terms used in that indenture. We also include references in parentheses to certain sections of the senior indenture. Whenever we refer to particular sections of, or defined terms used in, the senior indenture in this prospectus or in the applicable prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the senior debt securities described in the applicable prospectus supplement or supplements.

Prospective purchasers of senior debt securities should be aware that special U.S. Federal income tax, accounting and other considerations may be applicable to the senior debt securities of a particular series. The applicable prospectus supplement will describe these considerations, if they apply.

There is no requirement under the senior indenture that future issues of our senior debt securities be issued under that indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the senior indenture or applicable to one or more issues of senior debt securities, in connection with future issues of other debt securities.

General

The senior indenture does not limit the aggregate principal amount of senior debt securities that we may issue under that indenture. The senior indenture provides that the senior debt securities may be issued in one or more series. The senior debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all senior debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of securities of that series, for issuances of additional senior debt securities of that series.

Prior to the issuance of each series of senior debt securities, the particular terms will be specified in a supplemental indenture, a board resolution or in one or more officer's certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of senior debt securities:

- title of the senior debt securities;
- any limit on the aggregate principal amount of the senior debt securities;
- the person to whom any interest on the senior debt securities shall be payable, if other than the person in whose name those securities are registered at the close of business on the regular record date;

- the date or dates on which the principal of the senior debt securities will be payable or how the date or dates will be determined;

- the rate or rates at which the senior debt securities will bear interest, or how the rate or rates will be determined and the date or dates from which interest will accrue;

- the dates on which interest will be payable;

- the record dates for payments of interest;

- the place or places, if any, in addition to the office of the senior indenture trustee, where the principal of, and premium, if any, and interest, if any, on the senior debt securities will be payable;

- the period or periods within which, the price or prices at which, and the terms and conditions upon which, the senior debt securities may be repaid, in whole or in part, at the option of the holder thereof;

- any sinking fund or other provisions or options held by holders of the senior debt securities that would obligate us to repurchase or redeem those securities;

- the percentage, if less than 100%, of the principal amount of the senior debt securities that will be payable if the maturity of those securities is accelerated;

- any changes or additions to the events of default under the senior indenture or changes or additions to our covenants under that indenture;

- any collateral, security, assurance or guarantee for the senior debt securities; and

- any other specific terms applicable to the senior debt securities.

Unless we indicate differently in the applicable prospectus supplement, the senior debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

Unless we indicate differently in the applicable prospectus supplement, there are no provisions in the senior indenture or the senior debt securities that require us to redeem, or permit the holders to cause a redemption of, the senior debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

Security and Ranking

We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the senior debt securities are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our senior debt securities or to make any funds available for payment of amounts due on our senior debt securities.

Because we are a holding company, our obligations under the senior debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including the rights of the holders of our senior debt securities, to participate in any distribution of assets of any of our subsidiaries, when such subsidiary is liquidated or reorganized, is subject to the prior claims of the subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary that are senior to that held by us.

Payment and Paying Agents

Unless we indicate differently in the applicable prospectus supplement, we will pay interest on our senior debt securities on each interest payment date by check mailed to the person in whose name that security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a senior debt security, we will pay defaulted interest to the registered owner of that security in one of the following ways:

- we will first propose to the senior indenture trustee a payment date for the defaulted interest. Next, the senior indenture trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the senior debt security as of the close of business on the special record date; or

- we can propose to the senior indenture trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the senior debt securities may be listed for trading. If the senior indenture trustee thinks the proposal is practicable, payment will be made as proposed.

Redemption

We will set forth any terms for the redemption of senior debt securities in a prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, and except with respect to senior debt securities redeemable at the option of the registered holder, senior debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the senior debt securities of any series or any tranche of a series are to be redeemed, the senior indenture trustee will select the senior debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate. (See sections 301, 1103 and 1104 of the senior indenture.)

Senior debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender those securities for redemption. (See section 1106 of the senior indenture.) If only part of a senior debt security is redeemed, the senior indenture trustee will deliver to you a new senior debt security of the same series for the remaining portion without charge. (See section 1107 of the senior indenture.)

We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the senior debt securities. (See section 1104 of the senior indenture.)

Registration, Transfer, Exchange and Form

The senior debt securities will be issued only in fully registered form, without interest coupons and in denominations that are even multiples of $1,000. Senior debt securities of any series will be exchangeable for other senior debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (See section 305 of the senior indenture.)

Unless we indicate differently in the applicable prospectus supplement, senior debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for such purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the senior indenture. (See section 305 of the senior indenture.)

In the event of any redemption of senior debt securities of any series, the senior indenture trustee will not be required to exchange or register a transfer of any senior debt security of the series selected, called or being called for redemption except the unredeemed portion of any senior debt security being redeemed in part. (See section 305 of the senior indenture.)

Book-Entry Only System

The following discussion pertains to senior debt securities that are issued in book-entry only form.

One or more global notes would be issued to DTC, The Depository Trust Company, or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the senior debt securities. The participant would then keep a record of its clients who purchased those securities. A global note may not be transferred, except that DTC, its nominees and their successors may transfer an entire global note to one another.

Under book-entry only, we will not issue certificates to individual holders of the senior debt securities. Beneficial interests in global notes will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants.

DTC has advised us that it is:

- a limited-purpose trust company organized under the New York Banking Law;
- a "banking organization" within the meaning of the New York Banking Law;
- a member of the Federal Reserve System;
- a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and
- a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC's nominee. We and the senior indenture trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we and the senior indenture trustee will have no direct responsibility or liability to pay amounts due on the senior debt securities to owners of beneficial interests in the global notes.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of ours, DTC or the senior indenture trustee.

Senior debt securities represented by a global note will be exchangeable for senior debt securities certificates with the same terms in authorized denominations only if:

- DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law;

- we instruct the senior indenture trustee that the global note is now exchangeable; or
- an event of default has occurred and is continuing.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Consolidation, Merger, Conveyance, Sale or Transfer

We have agreed not to consolidate with or merge into any other entity or convey, transfer, or lease our properties and assets substantially as an entirety to any entity unless:

- the successor is an entity organized and existing under the laws of the United States of America or any State or the District of Columbia;
- the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the outstanding senior debt securities and the performance of every covenant of the senior indenture that we would otherwise have to perform; and
- immediately after giving effect to the transactions, no event of default and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing. (See section 801 of the senior indenture.)

Limitation on Secured Debt

If this covenant is made applicable to the senior debt securities of any particular series, we have agreed that we will not create, issue, incur or assume any Secured Debt (as defined below) without the consent of the holders of a majority in principal amount of the outstanding senior debt securities of all series with respect to which this covenant is made (for purposes of this section, we refer to all such senior debt securities as *"Benefitted Securities"*), considered as one class; provided, however, that the foregoing covenant will not prohibit the creation, issuance, incurrence or assumption of any senior debt securities by us if either:

- we secure all Benefitted Securities then outstanding equally and ratably with the Secured Debt; or
- we deliver to the senior indenture trustee bonds, notes or other evidences of indebtedness secured by a Lien (as defined below) which secures the Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the Benefitted Securities then outstanding and meeting certain other requirements in the senior indenture.

"Debt," for purposes of this section, means:

- indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money; and
- any guaranty by us of any such indebtedness of another person.

"Lien," for purposes of this section, means any lien, deed of trust, pledge or security interest.

"Secured Debt," for purposes of this section, means Debt created, issued, incurred or assumed by us which is secured by a Lien upon any shares of stock of any Significant Subsidiary, as defined in Regulation S-X of the rules and regulations under the Securities Act of 1933, whether owned at the date of the initial authentication and delivery of the senior debt securities of any series or thereafter acquired. (See section 1007 of the senior indenture.)

Modification of the Senior Indenture

Under the senior indenture or any indenture supplemental thereto, our rights and the rights of the holders of senior debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding senior debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding senior debt security affected thereby:

- change the fixed date upon which the principal of or the interest on any senior debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount senior debt security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any senior debt security or any premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption;

- reduce the stated percentage of senior debt securities, the consent of the holders of which is required for any modification of the senior indenture or for waiver by the holders of certain of their rights; or

- modify certain provisions of the senior indenture. (See section 902 of the senior indenture.)

An original issue discount senior debt security means any security authenticated and delivered under the senior indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

The senior indenture also contains provisions permitting us and the senior indenture trustee to amend the senior indenture in certain circumstances, without the consent of the holders of any senior debt securities, to evidence a merger, the replacement of the senior indenture trustee and for certain other purposes. (See section 901 of the senior indenture.)

Events of Default

An event of default with respect to any series of senior debt securities is defined in the senior indenture as being any one of the following:

- failure to pay interest on the senior debt securities of that series for 30 days after payment is due;

- failure to pay principal or any premium on the senior debt securities of that series when due;

- failure to perform other covenants in the senior indenture for 60 days after we are given written notice from the senior indenture trustee or the senior indenture trustee receives written notice from the registered owners of at least 25% in principal amount of the senior debt securities of that series;

- failure to pay any sinking fund installment when due;

- default occurs under any bond, note, debenture or other instrument evidencing any indebtedness for money borrowed by us, excluding any of our subsidiaries (including a default with respect to any other series of senior debt securities issued under the senior indenture), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or the payment of which is guaranteed by us), excluding any of our subsidiaries, whether such indebtedness or guarantee exists on the date of the senior indenture or is issued or entered into following the date of the senior indenture, if:

  - either:
    - such default results from failure to pay any such indebtedness when due; or
    - as a result of such default the maturity of such indebtedness has been accelerated prior to its expressed maturity; and
  - the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay any such indebtedness when due or the maturity of which has been so accelerated, aggregates at least $40 million; and

- certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us. (See section 501 of the senior indenture.)

An event of default regarding a particular series of senior debt securities does not necessarily constitute an event of default for any other series of senior debt securities.

We will be required to file with the senior indenture trustee annually an officers' certificate as to the absence of default in performance of certain covenants in the senior indenture. (See section 1008 of the senior indenture.) The senior indenture provides that the senior indenture trustee may withhold notice to the holders of the senior debt securities of any default, except in payment of principal of, or premium, if any, or interest on, those securities or in the payment of any sinking fund installment with respect to those securities, if the senior indenture trustee in good faith determines that it is in the interest of the holders of those securities to do so. (See section 602 of the senior indenture.)

The senior indenture provides that, if an event of default with respect to the senior debt securities specified therein shall have happened and be continuing, either the senior indenture trustee or the holders of 25% or more in aggregate principal amount of the senior debt securities may declare the principal amount of all the senior debt securities to be due and payable immediately. However, if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the senior debt securities. (See section 502 of the senior indenture.)

Subject to the provisions of the senior indenture relating to the duties of the senior indenture trustee, the senior indenture trustee will be under no obligation to exercise any of its rights or powers under the senior indenture at the request or direction of any of the holders of the senior debt securities, unless those holders shall have offered to the senior indenture trustee reasonable indemnity. (See section 603 of the senior indenture.)

Subject to the provision for indemnification, the holders of a majority in principal amount of the senior debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior indenture trustee, or exercising any trust or power conferred on the senior indenture trustee with respect to the senior debt securities. However, the senior indenture trustee shall have the right to decline to follow any direction if that trustee shall determine that the action so directed conflicts with any law or the provisions of the senior indenture or if that trustee shall determine that the action so directed would be prejudicial to holders not taking part in the direction. (See section 512 of the senior indenture.)

Defeasance

The senior indenture provides that, with respect to a particular series of senior debt securities, we may elect either (a) to be discharged from all of our obligations with respect to the senior debt securities of any series, except for obligations to register the transfer or exchange of senior debt securities, replace stolen, lost or mutilated senior debt securities, to maintain paying agencies and to hold moneys for payment in trust which we refer to as *"defeasance,"* or (b) to be released from our obligations under sections of the senior indenture described under *"—Consolidation, Merger, Conveyance, Sale or Transfer"* and *"—Limitation on Secured Debt"* or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, which we refer to as *"covenant defeasance,"* if:

- we deposit with the senior indenture trustee, in trust, money, or in certain cases, U.S. government obligations sufficient to pay and discharge (i) the principal of, and premium, if any, and interest, if any, on the outstanding senior debt securities on the dates such payments are due, in accordance with the terms of those securities and (ii) any mandatory sinking fund payments applicable to the senior debt securities on the day on which payments are due and payable in accordance with the terms of the senior indenture and of those securities;

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- no event of default or event which with notice or lapse of time would become an event of default, including by reason of such deposit, with respect to the senior debt securities shall have occurred and be continuing on the date of such deposit;

- we deliver to the senior indenture trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations; and

- we have delivered to the senior indenture trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the senior indenture relating to the satisfaction and discharge of the senior debt securities have been complied with. (See sections 403 and 1009 of the senior indenture.)

Discharged means, with respect to the senior debt securities of any series, the discharge of the entire indebtedness represented by, and our obligations under, the senior debt securities of such series and in the satisfaction of all of our obligations under the senior indenture relating to the senior debt securities of such series, except (a) the rights of holders of the senior debt securities of such series to receive, from the trust fund established pursuant to the senior indenture, payment of the principal of and interest and premium, if any, on the senior debt securities of such series when such payments are due, (b) our obligations with respect to the senior debt securities of such series with respect to registration, transfer, exchange and maintenance of a place of payment and (c) the rights, powers, trusts, duties, protections and immunities of the senior indenture trustee under the senior indenture. (See section 101 of the senior indenture.)

If we have deposited or caused to be deposited money or U.S. government obligations to pay or discharge the principal of, and premium, if any, and interest, if any, on the outstanding senior debt securities to and including a redemption date on which all of the outstanding senior debt securities are to be redeemed, such redemption date shall be irrevocably designated by a board of directors resolution delivered to the senior indenture trustee on or prior to the date of deposit of such money or U.S. government obligations, and such board of directors resolution shall be accompanied by an irrevocable company request that the senior indenture trustee give notice of such redemption in our name and at our expense not less than 30 nor more than 60 days prior to such redemption date in accordance with the senior indenture. (See section 403 of the senior indenture.)

U.S. government obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States. U.S. government obligations shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. government obligation or a specific payment of interest on or principal of any such U.S. government obligation held by such custodian for the account of a holder of a depositary receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. government obligation or the specific payment of interest on or principal of the U.S. government obligation evidenced by such depositary receipt. (See section 101 of the senior indenture.)

Resignation or Removal of Senior Indenture Trustee

The senior indenture trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor senior indenture trustee and such specified day. (See section 610 of the senior indenture.)

The senior indenture trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the senior indenture trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding senior debt securities. In addition, under certain circumstances, we may remove the senior indenture trustee upon notice to the holder of each senior debt security outstanding and the senior indenture trustee, and appointment of a successor senior indenture trustee. (See section 610 of the senior indenture.)

Concerning the Senior Indenture Trustee

The Chase Manhattan Bank is the trustee under the senior indenture and the subordinated indenture. The Chase Manhattan Bank also serves as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the senior indenture trustee and its affiliates.

Governing Law

The senior indenture and the senior debt securities will be governed by and construed in accordance with the laws of the State of New York.

Description of Junior Subordinated Debt Securities

The following description sets forth the general terms and provisions of the junior subordinated debt securities that we may offer by this prospectus. The junior subordinated debt securities will be unsecured and subordinate and junior in right of payment to all of our senior debt securities as provided in the subordinated indenture.

The junior subordinated debt securities will be issued under a subordinated indenture between us and The Chase Manhattan Bank, as trustee. The subordinated indenture is an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference.

The subordinated indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe certain exceptions and qualifications contained in the subordinated indenture or the junior subordinated debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the subordinated indenture, including definitions of terms used in that indenture. We also include references in parentheses to certain sections of the subordinated indenture. Whenever we refer to particular sections of, or defined terms used in, the subordinated indenture in this prospectus or in the applicable prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the junior subordinated debt securities described in the applicable prospectus supplement or supplements.

Prospective purchasers of junior subordinated debt securities should be aware that such securities may be sold at a substantial discount below their stated principal amount and may bear no interest or below market rate interest. In addition, special U.S. Federal income tax, accounting and other considerations may be applicable to any junior subordinated debt securities. The applicable prospectus supplement will describe these considerations, if they apply.

General

The junior subordinated debt securities may be issued in one or more series under the subordinated indenture with terms corresponding to the terms of a series of related trust preferred securities. In that event, concurrently with the issuance and sale of a particular trust's preferred securities, such trust will invest the proceeds of such sale, and the consideration paid by us for such trust's common securities, in the related series of junior subordinated debt securities. Each series of junior subordinated debt securities held by a particular trust will be in an aggregate principal amount equal to the aggregate stated liquidation amount of such trust's preferred securities and common securities.

Because we are a holding company, our rights and the rights of our creditors, including the rights of the holders of our junior subordinated debt securities, to participate in any distribution of assets of any of our subsidiaries when such subsidiary is liquidated or reorganized are subject to the prior claims of the subsidiary's creditors. Accordingly, the junior subordinated debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and the applicable trusts, as holders of junior subordinated debt securities, should look only to our assets for payments on the junior subordinated debt securities.

The subordinated indenture does not limit the aggregate principal amount of junior subordinated debt securities that we may issue under that indenture. The subordinated indenture provides that the junior subordinated debt securities may be issued in one or more series pursuant to a supplemental indenture or a board resolution and officers' certificates.

We refer you to the applicable prospectus supplement for a description of the following terms of the junior subordinated debt securities, including the method for determining such terms, the persons authorized to determine such terms and the limits, if any, within which any such determination of such terms is to be made:

- the title;
- any limit on the aggregate principal amount;
- the maturity date on which principal is payable;
- the interest rate or rates and date or dates from which interest shall accrue;
- the interest payment dates;
- the record dates for each corresponding interest payment date;
- our right to defer or extend an interest payment date;
- the place where (i) principal, any premium and any interest are payable, (ii) junior subordinated debt securities may be presented for registration of transfer or exchange, and (iii) notices and demands to us may be made;
- the terms and conditions of redemption;
- issuable denominations;
- the portion (if less than all) of the principal amount payable upon acceleration of maturity;
- the currency or currencies in which the principal, any premium and any interest are payable or in which the junior subordinated debt securities will be denominated;
- any additions, modifications or deletions to the events of default or covenants in the subordinated indenture;
- the index or indices and applicable calculations used to determine the amount of principal, premium, if any, or interest payments;
- the terms and conditions for issuance of a temporary global security representing all such junior subordinated debt securities and the exchange of a temporary global security for definitive junior subordinated debt securities;
- whether issuance will be in the form of one or more global securities and the depositary for global securities;
- appointment of any paying agent or agents;
- the form of trust agreement and guarantee; and
- any other terms not inconsistent with the subordinated indenture.

If (i) the purchase price of any of the junior subordinated debt securities is payable in one or more foreign currencies or currency units, (ii) any junior subordinated debt securities are denominated in one or more foreign currencies or currency units or (iii) the principal, any premium or any interest on any junior subordinated debt securities is payable in one or more foreign currencies or currency units, then the restrictions, elections, certain U.S. Federal income tax consequences, specific terms and other information with respect to such series of junior subordinated debt securities and such foreign currency or currency units will be set forth in the applicable prospectus supplement.

If any index is used to determine the amount of payments of principal, any premium or any interest on any series of junior subordinated debt securities, special U.S. Federal income tax, accounting and other applicable considerations will be described in the applicable prospectus supplement.

Denominations, Registration and Transfer

The junior subordinated debt securities will be issuable only in registered form without coupons, unless we indicate differently in the applicable prospectus supplement. Junior subordinated debt securities of any series will be exchangeable for other junior subordinated debt securities of the same series, in authorized denominations, with the same aggregate principal amount, original issue date and maturity and bearing the same interest rate. (See sections 2.3 and 2.5 of the subordinated indenture.)

The junior subordinated debt securities may be presented for exchange, and may be presented for registration of transfer (with the form of transfer endorsed, or a duly executed satisfactory written instrument of transfer), at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for such purpose and referred to in the applicable prospectus supplement. There will be no service charge for any exchange or registration of transfer, although payment of certain taxes and other governmental charges as described in the subordinated indenture may be required. We will appoint the subordinated indenture trustee as securities registrar under the subordinated indenture. If we designate any transfer agents (in addition to the securities registrar) with respect to any series of junior subordinated debt securities in the applicable prospectus supplement, we may rescind that designation or approve a change in the location where such transfer agent acts at any time, provided that we maintain a transfer agent in each place of payment for such series. We may designate additional transfer agents with respect to any series of junior subordinated debt securities at any time. (See section 2.5 of the subordinated indenture.)

If a redemption occurs, neither we nor the subordinated indenture trustee will be required to (i) exchange or register the transfer of junior subordinated debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of junior subordinated debt securities of that series and ending at the close of business on the relevant redemption date or (ii) exchange or transfer any junior subordinated debt securities so selected for redemption, except any portion of junior subordinated debt securities not being redeemed in a partial redemption. (See section 2.5 of the subordinated indenture.)

Global Junior Subordinated Debt Securities

Unless we indicate differently in the applicable prospectus supplement, all or a part of each series of junior subordinated debt securities may be issued in the form of one or more global junior subordinated debt securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global junior subordinated debt securities will be issued only in fully registered form, but may be in either temporary or permanent form. Unless and until it is exchanged for certificated junior subordinated debt securities, a global junior subordinated debt security may be transferred only as a whole. Transfers of global junior subordinated debt securities are permitted between the following entities:

- by the depositary for such global junior subordinated debt security to a nominee of such depositary;
- by a nominee of such depositary to such depositary or another nominee of such depositary; or
- by the depositary or any nominee to a successor depositary or any nominee of such successor. (See section 2.5 of the subordinated indenture.)

Each prospectus supplement will describe the terms of the depositary arrangement with respect to each series of junior subordinated debt securities.

Payment and Paying Agents

Payment of principal, any premium and any interest on junior subordinated debt securities will be made at the office of the subordinated indenture trustee in the City of New York or at the office of such paying agent(s) as we may periodically designate, unless we indicate differently in the applicable prospectus supplement. However, at our option, payment of any interest may be made (i) except in the case of global junior subordinated debt securities, by check mailed to the address in the securities register of the person entitled to such payment or (ii) by transfer to an account specified in the securities register maintained by the person entitled to such payment, provided that proper transfer instructions have been received by the preceding record date. Unless we indicate differently in the applicable prospectus supplement, payment of any interest on junior subordinated debt securities will be made to the person in whose name such junior subordinated debt securities are registered at the close of business on the record date for such interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however, we will at all times be required to maintain a paying agent in each place of payment for each series of junior subordinated debt securities. (See sections 4.1 and 4.2 of the subordinated indenture.)

Any moneys deposited with the subordinated indenture trustee or any paying agent in trust for the payment of principal, any premium or any interest on any junior subordinated debt security and remaining unclaimed for two years after such payment has become due and payable shall, at our request, be repaid to us. After that time, the holder of such junior subordinated debt security will be a general unsecured creditor of ours and may only look to us for payment of such moneys. (See section 12.4 of the subordinated indenture.)

Option to Defer Interest Payments

If provided in the applicable prospectus supplement, we will have the right to periodically defer payment of interest for an extension period of up to the number of consecutive interest payment periods specified in the applicable prospectus supplement. The interest payment deferment will be subject to the terms, conditions and any covenants specified in the applicable prospectus supplement. The extension period may not extend beyond the maturity of such series of junior subordinated debt securities as provided in the applicable prospectus supplement. (See section 2.10 of the subordinated indenture.) Certain U.S. Federal income tax consequences and other applicable considerations to any such junior subordinated debt securities will be described in the applicable prospectus supplement.

Redemption and Prepayment

The junior subordinated debt securities will not be subject to any sinking fund, unless we indicate differently in the applicable prospectus supplement.

We may redeem all (at any time) or a part (at particular times) of the junior subordinated debt securities of any series, unless we indicate differently in the applicable prospectus supplement. If the junior subordinated debt securities of any series are redeemable beginning on a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify such date or describe such conditions. The redemption price for any junior subordinated debt security so redeemed will equal any accrued and unpaid interest to the redemption date, plus 100% of the outstanding principal amount, unless we indicate differently in the applicable prospectus supplement.

Unless we indicate differently in the applicable prospectus supplement, if a Special Event (as defined in *"Description of Trust Preferred Securities—Special Event Redemption"*) regarding a particular trust occurs and is continuing, we have the option to prepay all (but not a part) of the corresponding series of junior subordinated debt securities held by such trust at any time within 90 days of the date of such Special Event, subject to the provisions of the subordinated indenture and whether or not such junior subordinated debt securities are then otherwise redeemable at our option. The prepayment price for such junior subordinated debt securities will be described in the applicable prospectus supplement. For so long as such trust is the holder of all the outstanding junior subordinated debt securities of such series, the proceeds of any such prepayment will be used by such trust to redeem its trust securities in accordance with their terms.

Notice of any redemption will be mailed at least 20 days but not more than 60 days before the redemption date to each holder of junior subordinated debt securities to be redeemed at its registered address. Unless we default in payment of the redemption price and any interest accrued to the redemption date, interest will stop accruing on such junior subordinated debt securities (or the part called for redemption) as of the redemption date. (See sections 3.2 and 3.3 of the subordinated indenture.)

Option to Change or Extend Maturity Date

If provided in the applicable prospectus supplement, we will have the right to:

- shorten the maturity of the junior subordinated debt securities of any series at any time to a date no earlier than the first date on which we may redeem those securities; or

- extend the maturity of the junior subordinated debt securities of any series at any time to a date no later than the forty-ninth anniversary of the first interest payment date following the original issue date of those securities.

Our right to shorten or extend the maturity of a particular series of junior subordinated debt securities will be subject to the terms, conditions and any covenants specified in the applicable prospectus supplement. (See section 2.12 of the subordinated indenture.)

Restrictions on Certain Payments

We will covenant that we will not, and will not permit any of our subsidiaries to:

- declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock,

- make any payment of principal, any premium or any interest on or repay, repurchase or redeem any of our debt securities (including other series of junior subordinated debt securities) that rank equally with or junior in interest to the junior subordinated debt securities, or

- make any guarantee payments on any guarantee by us of the debt securities of any subsidiary if such guarantee ranks equally with or junior in interest to the junior subordinated debt securities

whenever any of the following payment restriction events occur:

- we have actual knowledge of the occurrence of any event (i) that with the giving of notice or the lapse of time or both would constitute an event of default under the subordinated indenture with respect to the junior subordinated debt securities of any series and (ii) that we have not taken reasonable steps to cure,

- if such junior subordinated debt securities are held by a trust of a series of related trust preferred securities and we have defaulted on the payment of any obligations under the guarantee relating to such related trust preferred securities, or

- we have given notice of our election of an extension period as provided in the subordinated indenture with respect to the junior subordinated debt securities of such series and have not rescinded such notice, or such extension period, or any extension thereof, is continuing.

We will be permitted to make:

- dividends or distributions in our common stock,

- any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of capital stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant to such plan,

- payments under any guarantee with respect to the series of related trust preferred securities, and

- purchases of common stock related to the issuance of common stock under any of our benefit plans for our directors, officers or employees or our dividend reinvestment plan. (See section 4.9 of the subordinated indenture.)

Modification of Subordinated Indenture

We and the subordinated indenture trustee may modify the subordinated indenture without the consent of the applicable trusts as holders of any series of junior subordinated debt securities to cure ambiguities, defects or inconsistencies (so long as the interests of such trusts or, in the case of junior subordinated debt securities, the holders of the related trust preferred securities are not materially adversely affected) and qualify, or maintain the qualification of, the subordinated indenture under the Trust Indenture Act of 1939, among other things. (See section 10.1 of the subordinated indenture.)

We and the subordinated indenture trustee may execute any supplemental indenture to create any new series of junior subordinated debt securities without the consent of any trust as a holder of junior subordinated debt securities. (See section 10.1 of the subordinated indenture.)

The subordinated indenture permits us and the subordinated indenture trustee to modify the subordinated indenture in a manner that materially adversely affects the rights of the applicable trusts as holders of a series of junior subordinated debt securities so long as the holders of at least a majority in principal amount of such series of junior subordinated debt securities consents. The consent of all affected holders of a series of junior subordinated debt securities is required to, among other things: (i) change the maturity of such series of junior subordinated debt securities; (ii) reduce the principal amount of, or reduce the rate or extend the time of payment of interest on, such series of junior subordinated debt securities; or (iii) modify the provisions regarding subordination of the junior subordinated debt securities in a manner that adversely affects the rights of holders of such series of junior subordinated debt securities. The consent of all holders of a series of junior subordinated debt securities is required to reduce the percentage of principal amount of junior subordinated debt securities of such series, the holders of which are required to consent to any such modification of the subordinated indenture. (See section 10.2 of the subordinated indenture.)

In the case of junior subordinated debt securities, so long as any related trust preferred securities remain outstanding, unless the principal and any premium of the junior subordinated debt securities and all accrued and unpaid interest on such junior subordinated debt securities have been paid in full: (i) no modification may be made that materially adversely affects you as a holder of such trust preferred securities, and no termination of the subordinated indenture may occur, and no waiver of any event of default under the subordinated indenture or compliance with any covenant under the subordinated indenture with respect to such junior subordinated debt securities may be effective, without the prior consent of the holders of at least a majority of the liquidation amount of all outstanding related trust preferred securities affected; and (ii) no modification may impair your rights as a holder of trust preferred securities to institute suit directly against us when certain events of default occur under the subordinated indenture, without the prior consent of the holders of all related trust preferred securities then outstanding. (See section 10.2 of the subordinated indenture.)

Junior Subordinated Debt Security Events of Default

An "event of default" will occur under the subordinated indenture if any of the following events occurs:

- failure for 30 days by us to pay any interest when due (subject to the deferral of any due date in the case of an extension period under the subordinated indenture); or

- failure by us to pay any principal when due at maturity, upon redemption, by declaration or otherwise; or

- failure by us to observe or perform any other covenant contained in the junior subordinated debt securities or the subordinated indenture (other than those specifically relating to another series) for 60 days after written notice to us from the subordinated indenture trustee or the holders of at least 25% in principal amount of such series of junior subordinated debt securities; or

- certain events of bankruptcy, insolvency or reorganization by us. (See section 6.1 of the subordinated indenture.)

The applicable prospectus supplement will describe any other events of default relating to the junior subordinated debt securities. The holders of a majority of the outstanding principal amount of junior subordinated debt securities of each series affected have the right to direct the time, method and place of conducting any proceeding for any remedy available to the subordinated indenture trustee. (See section 6.6 of the subordinated indenture.)

The subordinated indenture trustee or the holders of at least 25% of the outstanding principal amount of junior subordinated debt securities of each series affected may declare the principal due and payable immediately when an event of default under the subordinated indenture occurs. If the subordinated indenture trustee or holders of at least 25% of the outstanding principal amount of junior subordinated debt securities fail to make such declaration, the holders of at least 25% of the liquidation amount of the related trust preferred securities will have such right. If the event of default under the subordinated indenture has been cured, the holders of a majority of the outstanding principal amount of junior subordinated debt securities of each series affected may annul such declaration. If the holders of such junior subordinated debt securities fail to annul such declaration and waive such default, the holders of a majority of the liquidation amount of the related trust preferred securities affected will have such right. (See section 6.1 of the subordinated indenture.)

The holders of a majority of the outstanding principal amount of each series of the junior subordinated debt securities affected, and the holders of a majority of the liquidation amount of the corresponding trust preferred securities, may, on behalf of the holders of all the junior subordinated debt securities of such series or the corresponding trust preferred securities (as applicable), waive any default, except a default in the payment of principal or interest or a default regarding a covenant or provision which under the subordinated indenture cannot be modified or amended without the consent of the holder of each outstanding junior subordinated debt security. We are required to file an annual certificate with the subordinated indenture trustee stating whether we are in compliance with all the applicable conditions and covenants under the subordinated indenture. (See sections 5.3 and 6.6 of the subordinated indenture.)

If an event of default under the subordinated indenture occurs and is continuing as to a series of junior subordinated debt securities, then the property trustee may declare the principal and any interest on such junior subordinated debt securities to be immediately due and payable and to enforce its other rights as a creditor with respect to such junior subordinated debt securities. (See section 6.1 of the subordinated indenture.)

Enforcement of Certain Rights by Holders of Trust Preferred Securities

If an event of default under the subordinated indenture relating to the failure to pay interest or principal on a series of junior subordinated debt securities has occurred and is continuing, as a holder of related trust preferred securities, you may institute a suit directly against us to enforce payment of the principal or interest on such junior subordinated debt securities having a principal amount equal to the liquidation amount of your related trust preferred securities. We may not amend the subordinated indenture to remove your right to bring such suit without the prior written consent of the holders of all of the outstanding trust preferred securities. If the right to bring such suit is removed, the applicable trust may become subject to the reporting obligations of the Securities Exchange Act of 1934. We will have the right under the subordinated indenture to set-off any payment made to you as a holder of trust preferred securities in connection with a suit directly against us or under the related guarantee. (See sections 2.11, 6.4 and 6.5 of the subordinated indenture.)

You will not be able to directly exercise any remedies other than those described in the preceding paragraph available to the applicable trust as holders of the junior subordinated debt securities unless there has been an event of default under the applicable amended trust agreement. (See *"Description of Trust Preferred Securities—Trust Enforcement Events."*)

Consolidation, Merger, Sale of Assets and Other Transactions

The subordinated indenture permits us to consolidate or merge with another person or to sell or convey all or substantially all its assets to any person if:

- either (i) we are the successor person or (ii) the successor person is organized under the laws of the United States or any state or the District of Columbia, and such successor person expressly assumes our obligations on the junior subordinated debt securities and under the subordinated indenture;

- immediately after the consolidation, merger, sale or conveyance, no default in the performance of any covenant or condition under the subordinated indenture has occurred; and

- in the case of junior subordinated debt securities, such consolidation, merger, sale or conveyance is permitted and does not cause a breach or violation under the related trust agreement and guarantee. (See section 11.1 of the subordinated indenture.)

The general provisions of the subordinated indenture do not afford the applicable trusts, as holders of the junior subordinated debt securities, protection in the event of a transaction involving us that may adversely affect holders of the junior subordinated debt securities.

Satisfaction and Discharge

The subordinated indenture will cease to be of further effect when:

- all outstanding junior subordinated debt securities are delivered to the subordinated indenture trustee for cancellation or

- all outstanding junior subordinated debt securities are due and payable or will become due and payable or will be called for redemption within one year, and we deposit with the subordinated indenture trustee funds in trust in an amount sufficient to pay at maturity or upon redemption all of such outstanding junior subordinated debt securities, including principal and any interest to the date of maturity or redemption (as applicable) and we have paid all other amounts payable under the subordinated indenture. (See section 12.1 of the subordinated indenture.)

The following rights will survive such satisfaction and discharge:

- remaining rights of registration of transfer, substitution and exchange and our optional redemption right,

- rights of holders to receive principal and interest and other amounts deposited with the subordinated indenture trustee, and

- the rights, obligations and immunities of the subordinated indenture trustee under the subordinated indenture. (See sections 7.6 and 12.1 of the subordinated indenture.)

Subordination

In the subordinated indenture, we have covenanted and agreed that any junior subordinated debt securities will be subordinate and junior in right of payment to all Senior Debt, as defined below. When any payment or distribution of our assets is made due to any insolvency event of ours, the holders of Senior Debt will first be entitled to receive payment in full of principal, any premium and any interest on such Senior Debt before any payment of principal or interest on the junior subordinated debt securities. (See section 14.1 of the subordinated indenture.)

If the maturity of any junior subordinated debt securities is accelerated, the holders of all outstanding Senior Debt will first be entitled to receive payment in full of all amounts due on such Senior Debt before the holders of junior subordinated debt securities will be entitled to receive or retain any payment regarding principal or interest on the junior subordinated debt securities. No payments on account of principal, any premium or any interest on the junior subordinated debt securities may be made if a default in any payment with respect to Senior Debt has occurred and is continuing or an event of default with respect to any Senior Debt resulting in its acceleration, or if any judicial proceeding is pending with respect to any such default. (See sections 14.1 and 14.9 of the subordinated indenture.)

"Senior Debt," for purposes of this section, means:

- any indebtedness of ours for borrowed or purchased money, whether or not evidenced by bonds, debentures, notes or other written instruments;

- obligations of ours for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

- any indebtedness or other obligations of ours with respect to commodity contracts, interest rate commodity and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements; and

- any guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business) or other similar contingent obligations in respect of obligations of others of a type described above, whether or not such obligation is classified as a liability on a balance sheet prepared in accordance with generally accepted accounting principles;

in each case above whether outstanding on the date of execution of the subordinated indenture or thereafter incurred, other than obligations ranking on a parity with the subordinated debt securities or ranking junior to the subordinated debt securities. Senior Debt, for purposes of this section, does not include (a) obligations to trade creditors or (b) any indebtedness of ours to any of our subsidiaries.

The subordinated indenture places no limitation on the amount of Senior Debt that we may incur. We expect to periodically incur additional indebtedness and other obligations constituting Senior Debt.

Senior Debt will be entitled to the benefits of the subordination provisions in the subordinated indenture irrespective of the amendment, modification or waiver of any terms of the Senior Debt. We may not amend the subordinated indenture to change the subordination of any outstanding junior subordinated debt securities without the consent of each holder of Senior Debt that the amendment would adversely affect.

The subordinated indenture provides that the foregoing subordination provisions may be changed before issuance with respect to the junior subordinated debt securities to be issued. Any such change would be described in the applicable prospectus supplement.

Rights of Holders of Trust Preferred Securities

As a holder of the related trust preferred securities for a series of junior subordinated debt securities, you will have the rights, in connection with modifications to the subordinated indenture or when events of default under the subordinated indenture occur, as described under "—*Modification of Subordinated Indenture,*" "—*Junior Subordinated Debt Security Events of Default*" and "—*Enforcement of Certain Rights by Holders of Trust Preferred Securities,*" unless we indicate differently in the applicable prospectus supplement.

We will covenant, as to each series of junior subordinated debt securities:

- to maintain directly or indirectly 100% ownership of the trust common securities of the trust to which such junior subordinated debt securities have been issued, provided that certain successors which are permitted pursuant to the subordinated indenture may succeed to our ownership of the trust common securities,

- not to voluntarily terminate, wind up or liquidate any trust, except (a) in connection with a prepayment in full or a distribution of junior subordinated debt securities to you as a holder of the trust preferred securities in exchange for such trust preferred securities on liquidation of such trust, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the related trust agreement, and

- to use our reasonable efforts, consistent with the terms and provisions of the related trust agreement, to cause such trust to remain classified as a grantor trust and not as an association taxable as a corporation for U.S. Federal income tax purposes. (See section 4.9 of the subordinated indenture.)

Trust Expenses

Pursuant to the subordinated indenture, we have agreed to pay all debts and other obligations (other than with respect to the trust preferred securities) and all costs and expenses of each trust (including costs and expenses relating to the organization of each trust, the fees and expenses of the trustees of each such trust and the costs and expenses relating to the operation of each trust) and the offering of the trust preferred securities and to pay any and all taxes and all related costs and expenses (other than U.S. Federal withholding taxes) to which each trust might become subject.

Concerning the Subordinated Indenture Trustee

The subordinated indenture trustee will have all the duties and responsibilities specified with respect to a subordinated indenture trustee under the Trust Indenture Act. Subject to the provisions of the Trust Indenture Act, the subordinated indenture trustee is not under any obligation to exercise any of the powers vested in it by the subordinated indenture at the request of any holder of junior subordinated debt securities, unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred. The subordinated indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the subordinated indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

The Chase Manhattan Bank is the trustee under the senior indenture and the subordinated indenture. The Chase Manhattan Bank also serves as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the subordinated indenture trustee and its affiliates.

Governing Law

The subordinated indenture is, and the junior subordinated debt securities will be, governed by and construed in accordance with the laws of the State of New York.

Description of Trust Preferred Securities

The following is a summary of the principal terms of the trust preferred securities. The form of amended trust agreement for each trust is filed as an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference. The terms of the trust preferred securities will include those stated in the amended trust agreement relating to a particular trust and those made part of such amended trust agreement by the Trust Indenture Act and the Delaware Business Trust Act.

General

Each trust may issue only one series of trust preferred securities and will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove, or replace the trustees for the trusts, who will conduct the respective business and affairs of each trust. The trustees of each trust will consist of:

- two of our employees, officers or affiliates acting as administrative trustees;

- The Chase Manhattan Bank will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in the applicable prospectus supplement; and

- one trustee with its principal place of business or who resides in the State of Delaware and who will act under the terms set forth in the applicable prospectus supplement.

Each amended trust agreement will authorize its administrative trustees to issue, on its behalf, two classes of trust securities—preferred securities and common securities—each of which will have the terms described in this prospectus and in the applicable prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on trust common securities proportionately, with the related trust preferred securities of each respective trust. However, if an event of default occurs and is continuing under a particular trust's amended trust agreement, the rights of the holders of such trust's common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of such trust's preferred securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of approximately 3% of the total capital of each trust.

The proceeds from the sale of each trust's securities will be used by each respective trust to purchase our junior subordinated debt securities. These junior subordinated debt securities will be held in trust by the property trustees, for the benefit of the trust and the holders of the respective trust's securities. We will guarantee on a subordinated basis the payments of distributions and payments on redemption or liquidation with respect to the trust preferred securities, but only to the extent the applicable trust has funds available to make those payments and has not made the payments. (See *"Description of the Guarantees."*)

The assets available for distribution to the holders of each respective trust's preferred securities will be limited to payments from us under the related junior subordinated debt securities held by such trust. If we fail to make a payment on the junior subordinated debt securities held by a particular trust, such trust will not have sufficient funds to make related payments, including distributions, on its trust preferred securities. The guarantee, when taken together with our obligations under the junior subordinated debt securities held by a particular trust, the subordinated indenture and the amended trust agreement relating to such trust, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by such trust. (See *"Relationship Among the Trust Preferred Securities, the Guarantees and the Junior Subordinated Debt Securities held by the Trusts."*)

The trust preferred securities of a particular trust will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement relating to such trust or made part of such amended trust agreement by the Trust Indenture Act or the Delaware Business Trust Act. The terms of a particular trust's preferred securities will mirror the terms of the related junior subordinated debt securities held by such trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the trust preferred securities of each trust will correspond to the interest rate and interest payment dates and other payment dates for the junior subordinated debt securities held by that trust. Holders of trust preferred securities have no preemptive or similar rights.

Provisions of a Particular Series

Each trust may issue only one series of trust preferred securities. The applicable prospectus supplement will set forth the principal terms of the trust preferred securities that will be offered, including:

- the name of the trust preferred securities;

- the liquidation amount and number of trust preferred securities issued;

- the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

- the date or dates from which distributions will be cumulative or the method of determining such date or dates;

- the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the trust preferred securities will be purchased or redeemed, in whole or in part;

- the terms and conditions, if any, upon which the related junior subordinated debt securities and guarantee may be distributed to holders of trust preferred securities;

- whether the trust preferred securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depositary for those global certificates and the specific terms of the depositary arrangements; and

- any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred securities. (See article 7 of the amended trust agreement.)

The interest rates and interest and other payment dates of the junior subordinated debt securities issued to the trusts will correspond to the respective rates at which distributions will be paid and the respective distribution and other payment dates of the trust preferred securities of each trust.

Extensions

We have the right under the subordinated indenture to defer payments of interest on the junior subordinated debt securities by extending the interest payment period from time to time. The administrative trustees of a particular trust will give the holders of its trust preferred securities notice of any extension period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of such trust preferred securities as they appear on the books and records of such trust on the record date next following the termination of such deferral period. (See *"Description of Junior Subordinated Debt Securities—Option To Defer Interest Payments."*)

Distributions

Distributions on a particular trust's preferred securities will be made on the dates payable to the extent that such trust has funds available for the payment of distributions in the property account held by its property trustee. Such trust's funds available for distribution to the holders of its trust securities will be limited to payments received from us on the corresponding junior subordinated debt securities.

We have guaranteed the payment of distributions out of monies held by the trusts to the extent set forth under *"Description of the Guarantees."*

Distributions on a particular trust's preferred securities will be payable to the holders named on its securities register at the close of business on the relevant record dates, which, as long as those trust preferred securities remain in global form, will be one business day prior to the relevant payment dates. Such distributions will be paid through the property trustee for such trust, who will hold amounts received in respect of the corresponding junior subordinated debt securities in the property account for the benefit of the holders of its trust securities. In the event that trust preferred securities do not continue to remain in global form, the relevant record dates will conform to the rules of any securities exchange on which those trust preferred securities are listed and, if none, the administrative trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days prior to the relevant payment dates. In the event that any date on which distributions are to be made on trust preferred securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on such payment date. (See section 7.2 of the amended trust agreement.)

Mandatory Redemption of Trust Preferred Securities

The trust preferred securities of a particular trust will have no stated maturity date, but will be redeemed upon the maturity of the related junior subordinated debt securities held by such trust or to the extent such junior subordinated debt securities are redeemed prior to maturity. The junior subordinated debt securities will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described below under "—*Special Event Redemption*."

Upon the repayment or redemption of the junior subordinated debt securities held by a particular trust, the proceeds of their repayment or redemption will simultaneously be applied to redeem all the outstanding trust securities of such trust at the redemption price. Upon the redemption of the junior subordinated debt securities held by a particular trust, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem the trust securities of such trust having a total liquidation amount equal to the total principal amount of such junior subordinated debt securities so redeemed at the redemption price; provided, that holders of such trust securities will be given not less than 20 nor more than 60 days' notice of the redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, such trust securities will be redeemed proportionately. (See sections 7.3 and 7.4 of the amended trust agreement.)

Special Event Redemption

Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

A Tax Event means that the administrative trustees of a particular trust have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

- the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

- any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the trust preferred securities of such trust are issued and sold, there is more than an insubstantial risk that:

- such trust is, or within 90 days would be, subject to U.S. Federal income tax with respect to income accrued or received on the junior subordinated debt securities held by such trust,

- interest payable to such trust on such junior subordinated debt securities is not or within 90 days would not be, deductible, in whole or in part, by us for U.S. Federal income tax purposes, or

- such trust is, or within 90 days would be, subject to a material amount of other taxes, duties or other governmental charges.

An Investment Company Event means that the administrative trustees of a particular trust have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act of 1940 or regulations thereunder on or after the date the trust preferred securities of such trust are issued and sold, there is more than an insubstantial risk that such trust is, or will be considered to be, an investment company and be required to be registered under the Investment Company Act.

Redemption Procedures

Neither trust may redeem fewer than all of its outstanding trust securities unless all accrued and unpaid distributions have been paid on all of its trust securities for all distribution periods terminating on or before the date of redemption. In the event that fewer than all of its outstanding trust securities are to be redeemed, such trust securities will be redeemed proportionately.

If either trust gives a notice of redemption in respect of its trust preferred securities represented in global form (which notice will be irrevocable), then, by 2:00 p.m., New York City time, on the redemption date, and so long as we have paid to the applicable property trustee a sufficient amount of cash in connection with the related redemption or maturity of the junior subordinated debt securities held by such trust, the applicable property trustee will irrevocably deposit with the depositary or its nominee funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of such trust's preferred securities. If either trust gives a notice of redemption in respect of its trust securities not represented in global form, and so long as we have paid to the applicable property trustee a sufficient amount of cash in connection with the related redemption or maturity of the junior subordinated debt securities held by such trust, the paying agent will pay the applicable redemption price to the holders of such trust's preferred securities by check. If notice of redemption has been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit or payment, distributions will cease to accrue and all rights of holders of trust preferred securities called for redemption will cease, except the right of the holders of the trust preferred securities to receive the redemption price but without interest on the redemption price. In the event that any date fixed for redemption of trust preferred securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. In the event that payment of the redemption price in respect of trust preferred securities is improperly withheld or refused and not paid either by the applicable trust or by us under the guarantee, distributions on the trust preferred securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. Subject to the foregoing and applicable law, including, without limitation, U.S. Federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding trust preferred securities by tender, in the open market or by private agreement. (See section 7.4 of the amended trust agreement.)

Distribution of the Junior Subordinated Debt Securities

We will have the right at any time to dissolve either trust and, after satisfaction of the liabilities of creditors of that trust to be dissolved as provided by applicable law, to cause the junior subordinated debt securities held by such trust to be distributed to the holders of the trust preferred securities of such trust in a total stated principal amount equal to the total stated liquidation amount of such trust preferred securities then outstanding plus accumulated and unpaid distributions. Prior to any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trusts and distribute the junior subordinated debt securities held by such trusts will be conditioned on our receipt of an opinion rendered by an independent tax counsel that such distribution would not result in the recognition of gain or loss for Federal income tax purposes by the applicable holders. (See sections 8.1 and 8.2 of the amended trust agreement.)

Liquidation Distribution Upon Dissolution

The amended trust agreement for a particular trust will state that such trust will be dissolved:

- upon our bankruptcy;

- upon the filing of a certificate of dissolution or its equivalent with respect to us;

- after obtaining the consent of at least a majority entitled to receive the liquidation amount of such trust's preferred securities, voting together as a single class;

- 90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

- upon the distribution of the junior subordinated debt securities held by such trust directly to the holders of its trust securities;

- upon the redemption of all of the trust securities of such trust; or

- upon entry of a court order for the dissolution of us or such trust. (See section 8.1 of the amended trust agreement.)

In the event of a dissolution, after such trust pays all amounts owed to its creditors, the holders of its trust preferred securities will be entitled to receive:

- cash equal to the total liquidation amount of each such related trust preferred security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

- junior subordinated debt securities in a total principal amount equal to the total liquidation amount of such trust preferred securities.

If such trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by such trust on its trust securities will be paid proportionately. However, if an event of default under the amended trust agreement relating to such trust occurs, the total amounts due on such trust's preferred securities will be paid before any distribution on such trust's common securities. Under certain circumstances involving the dissolution of such trust, subject to obtaining any required regulatory approval, junior subordinated debt securities will be distributed to the holders of the trust securities in liquidation of such trust. (See section 8.2 of the amended trust agreement.)

Trust Enforcement Events

An event of default under the subordinated indenture relating to the junior subordinated debt securities held by a particular trust will be an event of default under the amended trust agreement for such trust (a Trust Enforcement Event). (See *"Description of Junior Subordinated Debt Securities—Junior Subordinated Debt Security Events Of Default."*)

In addition, the voluntary or involuntary dissolution, winding up or termination of a particular trust is also a Trust Enforcement Event, except in connection with:

- the distribution of the junior subordinated debt securities to holders of the trust securities of such trust,

- the redemption of all of the trust securities of such trust, and

- mergers, consolidations or amalgamations permitted by the amended trust agreement relating to such trust.

Under the amended trust agreement relating to a particular trust, the holder of such trust's common securities will be deemed to have waived any Trust Enforcement Event with respect to such trust's common securities until all Trust Enforcement Events with respect to such trust's preferred securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to such trust's preferred securities have been so cured, waived, or otherwise eliminated, the property trustee will be deemed to be acting solely on behalf of the holders of such trust's preferred securities and only those holders will have the right to direct such property trustee with respect to certain matters under the applicable amended trust agreement and the subordinated indenture. In the event that any Trust Enforcement Event with respect to such trust's preferred securities is waived by the holders of such preferred securities as provided in the applicable amended trust agreement, under that amended trust agreement the holders of such trust's common securities have agreed that the waiver also constitutes a waiver of the Trust Enforcement Event with respect to such trust common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities of such trust. (See section 2.6 of the amended trust agreement.)

We and the administrative trustees must file annually with the applicable property trustee a certificate evidencing compliance with all the applicable conditions and covenants under the applicable amended trust agreement.

Upon the occurrence of a Trust Enforcement Event the property trustee of a particular trust, as the sole holder of the junior subordinated debt securities, will have the right under the subordinated indenture to declare the principal of, interest and premium, if any, on the junior subordinated debt securities held by such trust to be immediately due and payable.

If the property trustee of a particular trust fails to enforce its rights under the applicable amended trust agreement or the subordinated indenture to the fullest extent permitted by law and subject to the terms of the applicable amended trust agreement and the subordinated indenture, any holder of trust preferred securities of such trust may sue us, or seek other remedies, to enforce such property trustee's rights under the applicable amended trust agreement or the subordinated indenture without first instituting a legal proceeding against such property trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay, when applicable, principal of or interest or premium, if any, on the junior subordinated debt securities held by a particular trust, then a holder of such trust's preferred securities may directly sue us or seek other remedies, to collect its proportionate share of payments owed. (See *"Relationship Among the Trust Preferred Securities, the Guarantees and the Junior Subordinated Debt Securities held by the Trusts."*)

Removal and Replacement of Trustees

Generally, the holders of trust common securities of a particular trust have the right to remove or replace the trustees of such trust, except that while an event of default in respect of the junior subordinated debt securities held by such trust has occurred and is continuing, the holders of a majority of the liquidation amount of all outstanding trust preferred securities of such trust will have this right. However, in the case of administrative trustees, the holders of a majority of the liquidation amount of trust common securities may still appoint or remove these trustees at a meeting or by written consent. The resignation or removal of the property trustee or the Delaware trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by such successor trustee in accordance with the provisions of the applicable amended trust agreement. (See section 6.6 of the amended trust agreement.)

Mergers, Consolidations or Amalgamations of the Trust

Neither trust may consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a *"Merger Event"*), except as described below. A particular trust may, with the consent of a majority of its administrative trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

- the successor entity either:
  - assumes all of the obligations of such trust relating to its trust securities, or
  - substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;
- we acknowledge a trustee of the successor entity who has the same powers and duties as the property trustee of such trust, as the holder of the junior subordinated debt securities;
- the trust preferred securities of such trust are listed, or any successor securities will be listed, upon notice of issuance, on any national securities exchange or the same securities exchange or other organization that such trust's preferred securities are then listed;
- the Merger Event does not cause the trust preferred securities or successor securities of such trust to be downgraded by any nationally recognized rating agency;
- the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities or successor securities of such trust in any material respect;
- the successor entity has a purpose identical to that of such trust;
- prior to the Merger Event, we have received an opinion of counsel stating that:
  - the Merger Event does not adversely affect the rights of the holders of the trust preferred securities or any successor securities of such trust in any material respect, and
  - following the Merger Event, neither such trust nor the successor entity will be required to register as an investment company under the Investment Company Act;
- we own all of the trust common securities and guarantee the obligations of the successor entity under the successor securities at least to the same extent provided by the guarantee; and
- the successor entity expressly assumes all of the obligations of such trust owed to the trustee of such trust.

In addition, unless all of the holders of the trust preferred securities and trust common securities of a particular trust approve otherwise, such trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause such trust or the successor entity to be classified other than as a grantor trust for U.S. Federal income tax purposes. (See section 3.15 of the amended trust agreement.)

Voting Rights; Amendment of Trust Agreement

The holders of trust preferred securities have no voting rights except as discussed under *"—Mergers, Consolidations or Amalgamations of the Trust"* and *"Description of the Guarantees— Amendments,"* and as otherwise required by law and the applicable amended trust agreement.

The amended trust agreement relating to a particular trust may be amended if approved by us and a majority of the administrative trustees and the property trustee of such trust. However, if any proposed amendment provides for, or the administrative trustees otherwise propose to effect,

- any action that would adversely affect the powers, preferences or special rights of the trust securities of such trust, whether by way of amendment to the applicable amended trust agreement or otherwise, or

- the dissolution, winding-up or termination of such trust other than under the terms of its amended trust agreement,

then the holders of the corresponding trust preferred securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the trust preferred securities affected by the amendment or proposal.

No amendment may be made to an amended trust agreement if that amendment would:

- cause the related trust to be characterized as other than a grantor trust for U.S. Federal income tax purposes;

- reduce or otherwise adversely affect the powers of the applicable property trustee; or

- cause the related trust to be deemed to be an investment company which is required to be registered under the Investment Company Act. (See section 11.1 of the amended trust agreement.)

The holders of a majority of the total liquidation amount of the trust preferred securities of a particular trust have the right to:

- direct the time, method and place of conducting any proceeding for any remedy available to the property trustee for such trust; or

- direct the exercise of any power conferred upon such property trustee under the applicable amended trust agreement, including the right to direct such property trustee, as the holder of the junior subordinated debt securities, to:

  - exercise the remedies available under the subordinated indenture with respect to the junior subordinated debt securities held by such trust;

  - consent to any amendment of the subordinated indenture with respect to the junior subordinated debt securities held by such trust or of such securities where consent is required;

  - waive any event of default under the subordinated indenture that is waivable; or

  - cancel an acceleration of the principal of the junior subordinated debt securities held by such trust.

In addition, before taking any of the foregoing actions, such property trustee must obtain an opinion of counsel stating that, as a result of that action, such trust will continue to be classified as a grantor trust for U.S. Federal income tax purposes. (See section 7.5 of the amended trust agreement.)

If a vote by the holders of trust preferred securities of such trust is taken or a consent is obtained, any trust preferred securities of such trust owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

- we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of trust preferred securities of such trust; and

- any trust preferred securities of such trust owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. (See section 7.5 of the amended trust agreement.)

Concerning the Property Trustee

The Chase Manhattan Bank is the property trustee and the guarantee trustee. The Chase Manhattan Bank is also the trustee under the senior indenture and the subordinated indenture. The Chase Manhattan Bank also serves as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the property trustee and its affiliates.

For matters relating to compliance with the Trust Indenture Act, the property trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The property trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the applicable amended trust agreement and, upon a Trust Enforcement Event, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the trust preferred securities of a trust will not be required to offer such an indemnity where such holders, by exercising their voting rights, direct the property trustee to take any action following a Trust Enforcement Event. (See sections 3.9 and 3.10 of the amended trust agreement.)

Concerning the Delaware Trustee

Chase Manhattan Bank USA, National Association, will serve as trustee of each trust in the State of Delaware for the purpose of complying with the provisions of the Delaware Business Trust Act. It is an affiliate of The Chase Manhattan Bank which serves as property trustee and in the other capacities described above under *"—Concerning the Property Trustee."*

Concerning the Administrative Trustees

The administrative trustees are authorized and directed to conduct the affairs of and to operate each of the trusts in a way that:

- will not cause the trusts to be deemed to be an investment company required to be registered under the Investment Company Act;

- will cause the trusts to be classified as grantor trusts for U.S. Federal income tax purposes; and

- will cause the junior subordinated debt securities that each trust holds to be treated as our indebtedness for U.S. Federal income tax purposes.

We and the administrative trustees are authorized to take any action, so long as it is consistent with applicable law or the applicable certificate of trust or amended trust agreement, that we and the administrative trustees determine to be necessary or desirable for those purposes. (See section 3.6 of the amended trust agreement.)

Description of the Guarantees

We will execute the guarantees from time to time for the benefit of the holders of the trust preferred securities. The Chase Manhattan Bank will act as guarantee trustee under each guarantee. The guarantee trustee will hold each guarantee for the benefit of the holders of the trust preferred securities to which it relates. The following description of the guarantee is only a summary. The form of guarantees is filed as an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference.

General

We will irrevocably and unconditionally agree under each guarantee to pay on a subordinated basis the guarantee payments that are defined below, to the extent specified in that guarantee, to the holders of the trust preferred securities to which the guarantee relates, to the extent that the guarantee payments are not paid by or on behalf of the related trust. We are required to pay the guarantee payments to the extent specified in the related guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person.

The following payments and distributions on the trust preferred securities of a particular trust are guarantee payments:

- any accumulated and unpaid distributions required to be paid on the trust preferred securities, but only to the extent that the applicable trust has funds legally and immediately available for those distributions;

- the redemption price for any trust preferred securities, including all accumulated and unpaid distributions to the redemption date, but only to the extent that the applicable trust has funds legally and immediately available for the payment; and

- upon a dissolution, winding-up or termination of the applicable trust, other than in connection with the distribution of junior subordinated debt securities to the holders of trust securities of such trust or the redemption of all the trust preferred securities of such trust, the lesser of:

- the sum of the liquidation amount and all accumulated and unpaid distributions on the trust preferred securities of such trust to the payment date, to the extent that such trust has funds legally and immediately available for the payment, and

- the amount of assets of such trust remaining available for distribution to holders of the trust preferred securities of such trust in liquidation of such trust.

We may satisfy our obligation to make a guarantee payment by making that payment directly to the holders of the related trust preferred securities or by causing the applicable trust to make the payment to those holders. (See section 5.1 of the guarantee.)

Each guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the guarantee payments with respect to the related trust preferred securities from the time of issuance of the trust preferred securities, except that the guarantee will only apply to the payment of distributions and other payments on the trust preferred securities when the applicable trust has sufficient funds legally and immediately available to make those distributions or other payments.

If we do not make the required payments on the junior subordinated debt securities that the property trustee holds under the applicable trust, such trust will not make the related payments on its trust preferred securities.

Subordination

Our obligations under the guarantees will be unsecured obligations. Those obligations will rank:

- subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

- equal in priority with the junior subordinated debt securities that we may issue and similar guarantees; and

- senior to our common stock.

We have common stock outstanding that will rank junior to the guarantees. We do not have junior subordinated debt securities outstanding.

Each guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity. (See sections 5.4 and 5.5 of the guarantee.)

The terms of the trust preferred securities will provide that each holder of the trust preferred securities, by accepting those trust preferred securities, agrees to the subordination provisions and other terms of the related guarantee.

Amendments

We may amend each guarantee without the consent of any holder of the trust preferred securities of the applicable trust to which the guarantee relates if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend the guarantee with the approval of the holders of at least 50% of the outstanding trust preferred securities to which that guarantee relates. (See section 9.2 of the guarantee.)

Termination

Each guarantee will terminate and be of no further effect when:

- the redemption price of the trust preferred securities of the trust to which the guarantee relates is fully paid;

- we distribute the related junior subordinated debt securities to the holders of those trust preferred securities; or

- the amounts payable upon liquidation of the related trust are fully paid. (See section 7.1 of the guarantee.)

Each guarantee will remain in effect or will be reinstated if at any time any holder of the related trust preferred securities must restore payment of any sums paid to that holder with respect to those trust preferred securities or under that guarantee.

Material Covenants

We will covenant that, so long as any trust preferred securities remain outstanding, if there is an event of default under any guarantee or, the subordinated indenture, or if we give notice of our election to extend the interest payment period on the junior subordinated debt securities:

- we will not make distributions related to our debt securities that rank equally with or junior to the junior subordinated debt securities, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

- we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments.

We may, however, make the following types of distributions:

- dividends paid in common stock;

- dividends in connection with the implementation of a shareholders' rights plan;

- payments to a trust holding securities of the same series under a guarantee; and

- purchases of our common stock in connection with the issuance of our common stock or rights under any benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or our dividend reinvestment plan. (See section 6.1 of the guarantee.)

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the guarantee is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Each trust, as a holder of a guarantee and the junior subordinated debt securities, will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and any guarantee holders.

Events of Default

An event of default will occur under a guarantee if we fail to perform any of our payment obligations under such guarantee. The holders of a majority in liquidation amount of the trust preferred securities of any series may waive any such event of default and its consequences on behalf of all of the holders of those trust preferred securities of that series. The guarantee trustee is entitled to enforce the guarantee for the benefit of the holders of the applicable trust preferred securities of a series if an event of default occurs under the related guarantee. (See sections 2.6 and 3.1 of the guarantee.)

The holders of a majority of the trust preferred securities to which a guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee with respect to that guarantee or to direct the exercise of any trust or power that the guarantee trustee holds under that guarantee. If the guarantee trustee fails to enforce the guarantee, any holder of the related trust preferred securities may institute a legal proceeding directly against us to enforce the guarantee trustee's rights under the guarantee without first instituting a legal proceeding against the applicable trust, guarantee trustee or any other person or entity. (See section 5.4 of the guarantee.)

Concerning the Guarantee Trustee

The Chase Manhattan Bank is the guarantee trustee. It is also the property trustee, the subordinated indenture trustee and the senior indenture trustee. The Chase Manhattan Bank also serves as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the guarantee trustee and its affiliates.

The guarantee trustee will perform only those duties that are specifically set forth in each guarantee unless an event of default under the guarantee occurs and is continuing. In case an event of default occurs and is continuing, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of its powers under any guarantee at the request of any holder of the related trust preferred securities unless that holder offers reasonable indemnity to the guarantee trustee against the costs, expenses and liabilities which it might incur as a result. (See sections 3.1 and 3.2 of the guarantee.)

Governing Law

Each guarantee will be governed by and construed in accordance with the laws of the State of New York.

Agreement as to Expenses and Liabilities

We will enter into an agreement as to expenses and liabilities as required under the applicable amended trust agreement. Each agreement as to expenses and liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the trusts to each person or entity to whom the trusts become indebted or liable. The exceptions are the obligations of the trusts to pay to the holders of the related trust securities or other similar interests in that trust the amounts due to the holders under the terms of those trust securities or those similar interests.

Relationship Among the Trust Preferred Securities, the Guarantees and the Junior Subordinated Debt Securities held by the Trusts

We will guarantee payments of distributions and redemption and liquidation payments due on the trust preferred securities of a trust, to the extent that trust has funds available for the payments, to the extent described under *"Description of the Guarantees."* No single document executed by us in connection with the issuance of those trust preferred securities will provide for our full, irrevocable and unconditional guarantee of those trust preferred securities. It is only the combined operation of our obligations under the applicable guarantee, the applicable amended trust agreement and the subordinated indenture that has the effect of providing a full, irrevocable and unconditional guarantee of that trust's obligations under those trust preferred securities.

As long as we make payments of interest and other payments when due on the junior subordinated debt securities held by a trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the trust preferred securities issued by that trust, primarily because:

- the total principal amount of the junior subordinated debt securities will be equal to the sum of the total liquidation amount of those trust preferred securities;

- the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for those trust preferred securities;

- we will pay for any and all costs, expenses and liabilities of a trust except its obligations under its trust securities; and

- the applicable amended trust agreement will provide that that trust will not engage in any activity that is not consistent with the limited purposes of that trust.

If and to the extent that we do not make payments on the junior subordinated debt securities held by a trust, that trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, you will not be able to rely upon the guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of those trust preferred securities under the applicable amended trust agreement to the extent we make a payment to you in any such legal action.

Accounting Treatment

Each trust will be treated as a subsidiary of ours for financial reporting purposes. Accordingly, our consolidated financial statements will include the accounts of each trust. The trust preferred securities for each trust, along with other trust preferred securities that we guarantee on an equivalent basis, will be presented as a separate line item in our consolidated balance sheets, and appropriate disclosures about the trust preferred securities, the applicable guarantee and the junior subordinated debt securities will be included in the notes to the consolidated financial statements. We will record distributions that each trust pays on its trust preferred securities as an expense in our consolidated statement of income.

PLAN OF DISTRIBUTION

We and the trusts may use the following methods to sell the securities:

- through negotiation with one or more underwriters;

- through one or more agents or dealers designated from time to time;

- directly to purchasers; or

- through any combination of the above.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of securities.

If we, and the trusts, if applicable, use any underwriters in the sale of securities, we and the trusts, if applicable, will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in a prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the securities offered in the prospectus supplement if any are purchased.

If any securities are sold through agents designated by us from time to time, the prospectus supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

Certain persons participating in an offering of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the securities in the open market.

No series of securities, when first issued, will have an established trading market. Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in such securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any securities.

In connection with the sale of the securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the securities may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between us, and the trusts, if applicable, and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us, and the trusts, if applicable, and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

EXPERTS

The consolidated financial statements of Energy East incorporated in this prospectus by reference to Energy East's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of that firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the debt securities and certain other matters will be passed upon for us by Huber Lawrence & Abell, New York, New York, and for any underwriters, dealers or agents by Shearman & Sterling, New York, New York. Certain matters relating to the formation of the trusts and issuance of the trust preferred securities under Delaware law and the amended trust agreement will be passed upon by Richards, Layton & Finger, P.A., special Delaware counsel to the trusts and us. As of May 25, 2001, members of Huber Lawrence & Abell owned 4,870 Energy East shares.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement and the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement, and the attached prospectus, is an offer to sell only the Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and in the attached prospectus is current only as of their respective dates.

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TABLE OF CONTENTS

Prospectus Supplement

Prospectus

$400,000,000

ENERGY EAST CORPORATION

6.75% Notes due June 15, 2012

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PROSPECTUS SUPPLEMENT

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Joint Lead Book-Running Managers

JPMorgan
Morgan Stanley
UBS Warburg

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BNY Capital Markets, Inc.
Fleet Securities, Inc.
Goldman, Sachs & Co.
Salomon Smith Barney